UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

(Amendment No.   )

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Coeur Mining, Inc.

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(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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2017

Notice of Annual Meeting of Stockholders and Proxy Statement





104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603

Dear Stockholder:

I am pleased to invite you to join our Board of Directors, executives, employees and your fellow stockholders at our 2017 Annual Meeting of Stockholders. The meeting will take place at 104 S. Michigan Avenue, Second Floor Auditorium, Chicago, Illinois 60603, on Tuesday, May 9, 2017, at 9:30 a.m., local time. The attached notice and proxy statement provide information about the business to be conducted at the meeting.

We pursue a higher standard

At Coeur, we pursue a higher standard in all areas of our business. This applies to not only our operational and financial performance, but to our efforts to communicate, engage and align with you, our stockholders.

A higher standard of performance

Our 2016 results demonstrate the positive impact of our multi-year strategy to transform into a lower-cost, high-quality, profitable precious metals producer and bolster our growing track record of delivering on commitments to our stockholders.

- **Strong safety and environmental performance:** We delivered another year of strong safety and environmental performance, driving a 56% reduction in our lost-time injury frequency rate, a key safety metric in the mining industry, and an 80% reduction in permit exceedances. Safety and environmental performance continues to be a significant component of our Annual Incentive Plan, underscoring its importance as a Company value and a driver of long-term stockholder returns.

- **Continued operational improvements:** We achieved record production levels in 2016, while continuing to be an industry leader in driving down our operating and non-operating costs, which led to a positive net income for the first time since 2012 and a 68% year-over-year increase in adjusted EBITDA in 2016.

- **Execution of growth initiatives to increase cash flow:** With our revamped Palmarejo operation in Mexico now set to deliver strong production and cash flow growth and our ongoing expansion projects at our Rochester and Kensington mines in the U.S., we remain focused on delivering stronger, sustainable free cash flow.

- **Bolstering our balance sheet:** In 2016 we reduced our total debt by over 57%, which—together with our significantly higher cash flow—has resulted in one of the industry's more conservative balance sheets. In addition, we expect these deleveraging efforts to result in significant annual interest savings and to provide us with the balance sheet flexibility necessary to support future growth initiatives.

- **Accelerated exploration program generating positive results:** The results we are generating from our expanded exploration program, which focuses on discovering new, higher-grade mineralization located near existing infrastructure, have the potential to further grow our production and cash flow, and extend expected mine lives.

A higher standard of stockholder alignment

Despite the tremendous progress we made during 2016 and an impressive 267% total stockholder return for the year, our 2016 compensation components were designed to reflect the impact of our operational and financial successes while considering our share price underperformance in prior years, and maintain strong alignment between executive compensation and our stockholders. For example, the CEO's salary for 2016 was frozen for the third consecutive year, 2016 equity grants were significantly reduced and executives received limited payout of long-term performance-based equity awards.

A higher standard of disclosure and engagement

We made great strides in our 2016 proxy statement to make it clearer and more concise and we continued those efforts in this proxy statement. Our goal is to provide you with a better understanding of our corporate governance and compensation programs, which are highlighted beginning on page 18 and focus your attention on our efforts to ensure that pay is directly linked to Company performance, which is described in our Compensation Discussion and Analysis beginning on page 35.

We actively pursue opportunities to engage with our stockholders about corporate governance, executive compensation, and critical issues facing the Company. Consistent with the feedback we received during this process over the past several years, we have implemented changes to our compensation and governance practices, which are described on pages 42 - 43. We are committed to continuing these efforts to maintain a transparent, open dialogue with our stockholders, and to understand and appropriately respond to stockholder feedback.

Your vote is important

Whether or not you plan to attend the Annual Meeting in person, we encourage you to promptly vote your shares by submitting your proxy on the Internet or by telephone, or by completing, signing, dating and returning your proxy card. Instructions on how to vote begin on page 9.

Thank you for being a Coeur stockholder.

Respectfully,

Mitchell Krebs (signature)

Mitchell J. Krebs
President, Chief Executive Officer and Director
Chicago, Illinois
March 29, 2017



104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

Notice is hereby given that our Annual Meeting of Stockholders will be held at 104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603, on Tuesday, May 9, 2017, at 9:30 a.m., local time, for the following purposes:

1. To elect as directors the eight nominees named in the Proxy Statement to serve for the ensuing year and until their respective successors are duly elected and qualified;

2. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for 2017;

3. To vote on an advisory resolution to approve executive compensation;

4. To conduct an advisory vote on the frequency of future advisory votes on executive compensation; and

5. To transact such other business as properly may come before the Annual Meeting.

Only stockholders of record at the close of business on March 14, 2017, the record date fixed by the Board, are entitled to notice of, and to vote at, the Annual Meeting.

YOUR VOTE IS IMPORTANT

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 9, 2017.
OUR PROXY STATEMENT IS ATTACHED. FINANCIAL AND OTHER INFORMATION CONCERNING COEUR MINING, INC. IS CONTAINED IN OUR 2016 ANNUAL REPORT TO STOCKHOLDERS. YOU MAY ACCESS THIS PROXY STATEMENT AND OUR 2016 ANNUAL REPORT TO STOCKHOLDERS AT www.edocumentview.com/cde.

Please vote and submit your proxy to ensure the presence of a quorum, even if you cannot attend the Annual Meeting of Stockholders.

Stockholders of record may vote:

1. By Internet: go to www.envisionreports.com/cde;

2. By toll-free telephone: call 1 (800) 652-8683; or

3. By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Beneficial ("Street Name") Stockholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By order of the Board of Directors,

CASEY M. NAULT
Senior Vice President, General Counsel and Secretary

Chicago, Illinois
March 29, 2017

Table of Contents

2017 PROXY STATEMENT SUMMARY

This proxy statement is furnished in connection with the solicitation by our Board of Directors of proxies of stockholders for shares to be voted at our Annual Meeting of Stockholders and any and all adjournments thereof. This proxy statement and the accompanying proxy are first being made available to our stockholders on or about March 29, 2017.

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

Time and Date:	9:30 a.m., local time, on Tuesday, May 9, 2017
Place:	104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603
Record Date:	March 14, 2017
Voting:	Holders of common stock as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Entry:	You are entitled to attend the Annual Meeting only if you were a Coeur Mining, Inc. ("Coeur" or the "Company") stockholder as of the close of business on the Record Date or hold a valid proxy for the Annual Meeting.
	You should be prepared to present valid photo identification for admittance. If you do not provide photo identification, you will not be admitted to the Annual Meeting. Please let us know if you plan to attend the meeting by marking the appropriate box on the enclosed proxy card if you requested to receive printed proxy materials, or, if you vote by telephone or over the internet, by indicating your plans when prompted.

Voting Matters

Proposal	Coeur Board Voting Recommendation	Page Reference (for more detail)
1. Election of eight directors	FOR each nominee	12
2. Ratification of the appointment of Grant Thornton LLP as Coeur's independent registered public accounting firm for 2017	FOR	27
3. Vote on an advisory resolution to approve executive compensation	FOR	67
4. Vote on an advisory resolution on the frequency of future advisory votes to approve executive compensation	1 YEAR	81

2016 Performance Highlights

2016 marked a key inflection point in Coeur's multi-year strategic transformation. Building on successes during the past four years, our efforts to strengthen our balance sheet, operate efficiently, safely and responsibly, execute high-return organic growth projects and expand our exploration program demonstrated successful results, and we believe we are well-positioned for future growth and to continue to provide value for our stockholders.

- 2016 total stockholder return ("TSR") of 267%, the highest in our peer group

- 2016 gold and silver production was a record 36.3 million silver equivalent ounces ("AgEqOz")[1] an increase of over 2% year-over-year

- All-in sustaining costs ("AISC") per AgEqOz[1] using average spot prices of gold and silver ("average spot AgEqOz") of $14.27, representing the third straight year of significant reductions in unit costs and an aggregate reduction since year-end 2014 of 24%

- 47% decrease in general and administrative expenses since year-end 2013

- Successfully transitioned mining operations at the Palmarejo complex in Mexico to the new, high-grade Guadalupe and Independencia mines

- Full-year free cash flow[1] of $57.6 million at the Wharf mine in South Dakota, bringing total free cash flow to $86.4 million since Coeur's acquisition of Wharf in February 2015 for ~$99 million

- The minimum ounce obligation on the Palmarejo royalty was satisfied in July 2016, triggering a shift to a new gold stream with more favorable terms that are expected to result in a significant increase in cash flow at the Palmarejo complex

- Increased year-over-year proven and probable mineral reserves by 10%, primarily driven by conversion of mineralized material at the Rochester mine in Nevada to reserves

- Net income of $55.4 million, or $0.34 per share, and cash flow from operating activities of $125.8 million, an increase of $12.3 million, or 11%, over 2015

- Total debt decreased $279.5 million, or 57%, year-over-year, reducing annual interest expense by an anticipated $25 million. Together with rising adjusted EBITDA[1], the Company's total debt to last-twelve-months ("LTM") adjusted EBITDA[1] declined to 1.0x, down from 3.8x a year ago

- Operated safely and responsibly, with strong overall health, safety and environmental performance driving a 56% reduction in our lost-time injury frequency rate and 80% reduction in permit exceedences

(1)   For purposes of silver equivalence, a 60:1 silver to gold ratio is used unless otherwise noted. Average spot prices included in "Appendix A - Certain Additional Information". Free cash flow is calculated as Cash Provided by Operating Activities less Capital Expenditures and Gold Production Royalty Payments (see reconciliation tables in "Appendix A - Certain Additional Information"). Adjusted EBITDA and total debt to LTM adjusted EBITDA are non-GAAP financial measures (see reconciliation tables in "Appendix A - Certain Additional Information").

2016 Compensation Summary

> The loss of value realized by our executives from prior year equity incentive awards demonstrates the strong link between pay actually delivered and stockholder returns. The Compensation Committee has made significant changes to our compensation programs in response to stockholder feedback.

Compensation Aligned with Stockholder Returns

Our 2016 compensation program reflects our pay-for-performance philosophy. We continue to tie a significant majority of CEO and Named Executive Officer ("NEO") compensation to both short- and long-term Company performance objectives. While our multi-year strategic transformation of the Company is delivering tangible results and we are encouraged by these successes, we are mindful that TSR over the past three years has underperformed relative to our peers, primarily due to weak gold and silver prices and our historical high cost structure which we have now significantly improved. For that reason, compensation for our NEOs continues to be negatively impacted, demonstrating the strong alignment of our compensation program with the interests of our stockholders. As a result:

- NEOs saw continued erosion in the value of prior year awards that vested in 2016 under our Long-Term Incentive Program ("LTIP")

    - Realized value of 2014 LTIP awards was significantly lower than grant date target value (67% reduction for CEO)

    - Overall, 2014 performance shares covering the three-year period ended December 31, 2016 paid out at 23% of target

    - Realized value of restricted stock granted to NEOs in 2013, 2014 and 2015 that vested in 2016 was significantly lower as of 2016 vesting date than at the time of grant, in line with a decrease in stock price over the same period of time (81% loss in value for CEO as of the 2016 vesting dates compared to grant date values)

- 2016 LTIP target award values were reduced by 20% compared to 2015

- Due to continued strong achievement of internal operational goals, the Company performance component of our 2016 Annual Incentive Plan ("AIP") was 111% of target. For the first time, 100% of our CEO's AIP award was linked to Company performance in 2016

- Included in 2016 compensation is a one-time payout of $2 million under our CEO's long-term supplemental incentive opportunity entered into in 2014 and described in more detail on p. 46. This payout was tied directly to achievement of a strategically critical permitting and expansion initiative at the Company's Rochester mine in Nevada. This highly complex objective required effective coordination of permitting, government relations, capital project management, engineering, construction, operations and cash management. This goal was satisfied in 2016 and the Rochester expansion project is well underway and expected to be completed in the third quarter of 2017. The final component under the CEO's long-term supplemental incentive opportunity was tied to outperformance of peers in three-year relative TSR, measured from 2014 to year-end 2016, which did not result in a payout, further demonstrating alignment with our stockholders

Significant Majority of 2016 NEO Compensation Remains Variable and "At Risk"

The graphs below illustrate the proportion of target total direct compensation opportunity in 2016 (base salary, target AIP, and target LTIP opportunity) that is variable and "at risk" for our CEO[1] and our other NEOs (on an average basis)[1]. In 2016, variable pay as a percentage of total direct compensation was 77% and 72% for our CEO and other NEOs, respectively, demonstrating our pay-for-performance compensation philosophy that aligns executive pay with creation of long-term value for our stockholders.



	CEO			**NEO (Average)**	
AIP 23%	Base Salary 23%		AIP 19%	Base Salary 28%	
	LTIP 54%			LTIP 53%	
	Total Variable Pay — 77%			Total Variable Pay — 72%	

(1)   The multi-year CEO supplemental incentive opportunity and the special incentive opportunity granted to Mr. Rasmussen are not reflected in the CEO graph or NEO graph, respectively, because neither is part of regular annual total direct compensation; if they were, the proportion of CEO compensation and NEO (average) compensation that are variable and "at risk" would increase.

We generally target a higher proportion of CEO and average other NEO compensation to be variable than our peers. In 2016, our CEO's target variable compensation was slightly below peers because his 2016 equity grant, like all NEOs, was reduced by 20% which reduces the overall proportion of variable compensation.

CEO Variable and "At Risk" Compensation		NEO Variable and "At Risk" Compensation (excluding CEO)	
Coeur	Peer Group Average[1]	Coeur Average	Peer Group Average[1]
77%	78%	72%	69%

(1)   Peer group described in "Compensation Discussion and Analysis—Peer Groups" on page 50. Data is from public filings for fiscal year 2015.

Set forth below is a summary of the regular annual components of 2016 total direct compensation for each NEO. See "Compensation Discussion and Analysis" on page 35 and "2016 Executive Compensation Information" on page 69 for more information.

| | Variable Compensation | | | Fixed Compensation |
Named Executive Officer	Long-Term Equity Incentives (at Target)	Annual Incentive Payouts	Total Variable	Base Salary
Mitchell J. Krebs, President, Chief Executive Officer & Director	$1,560,000	$721,500[(1)]	$2,281,500	$650,000
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$ 720,000	$341,400	$1,061,400	$400,000
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$ 720,000	$332,400	$1,052,400	$400,000
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$ 487,500	$308,813	$ 796,313	$370,833[(2)]
Hans J. Rasmussen, Senior Vice President, Exploration	$ 412,500	$162,165	$ 574,665	$285,000

(1) In addition, in 2016 Mr. Krebs received a $2 million one-time payout for the second component of a multi-year supplemental incentive compensation opportunity entered into in 2014, which is described in more detail on page 46.

(2) Mr. Nault's base salary was increased to $375,000 during the first quarter of 2016 to account for a broader scope of job responsibilities. As a result, Mr. Nault received base salary of $370,833 during 2016.

Stockholder Engagement

At our 2016 Annual Meeting, over 81% of the votes cast supported the advisory resolution on executive compensation as described in our 2016 proxy statement, up from 65% support in 2015. We believe this stronger support was the result of increased stockholder outreach efforts, above-target execution of our multi-year strategic transformation of the Company during 2015, support and understanding of how our executive compensation practices are aligned with the creation of long-term stockholder value, and important changes to our executive compensation practices made by the Compensation Committee to address concerns communicated by our stockholders in 2015. Those changes, as described in more detail in the "Compensation Discussion and Analysis", include (i) variable rather than fixed 2016 LTIP grants and significantly reduced 2016 LTIP awards compared to 2015 and prior years, (ii) CEO base salary remaining the same in 2016 for the third year in a row, and (iii) our CEO's 2016 AIP award being based 100% on Company performance.

During our outreach, we also hear from stockholders that corporate responsibility and sustainability issues are important to them. At Coeur, our corporate responsibility commitment is summarized in three principles: Protect, Produce and Preserve. Please see more about our corporate responsibility initiatives at http://responsibility.coeur.com.

Governance Highlights

Governance Practices	
Board Independence	■ Independent Board chairman ■ All directors independent other than CEO
Board Refreshment and Succession Planning	■ Three new independent directors elected to the Board in 2013, replacing four longer-tenured directors ■ In 2016, the Board engaged a third party to consult on refreshment and succession planning
Robust Board and Committee Evaluations	■ Annual evaluations promote Board and Board committee effectiveness ■ Chairman's one-on-one meetings with each director promote candor, effectiveness and accountability
Related Party Transactions	■ No related person transactions with directors or executive officers
Board-Level Risk Oversight	■ The Board and Board committees take an active role in the Company's risk oversight and risk management processes
Active Stockholder Engagement	■ During 2016, Coeur continued its stockholder outreach efforts on governance, executive compensation and other matters

Stockholder Rights	
Annual Election of Directors	■ All directors are elected annually for one-year terms
Majority Voting for Director Elections	■ Majority voting in uncontested director elections with a resignation policy
Stockholder Right to Call Special Meetings	■ Stockholders owning 20% or more of Coeur's common stock have the right to call a special meeting of the stockholders
No Poison Pill	■ Coeur does not have a poison pill or similar anti-takeover defenses in place

Director Nominees

The following table provides summary information about each director nominee.

Name	Age	Director Since	Principal Occupation	Committee Membership
Robert E. Mellor (Chairman)	73	1998	Director, CalAtlantic Group, Inc.; Director, Monro Muffler/Brake, Inc.	■ Compensation ■ Nominating & Corporate Governance (C) ■ Executive (C)
Linda L. Adamany	65	2013	Director, AMEC Foster Wheeler plc; Director, Leucadia National Corporation; former Refining & Marketing Executive Committee member, BP plc	■ Audit (C) ■ Environmental, Health, Safety & Social Responsibility ("EHSSR")
Kevin S. Crutchfield	56	2013	CEO and Director, Contura Energy, Inc.; Chairman, National Mining Association	■ Compensation ■ EHSSR
Sebastian Edwards	63	2007	Henry Ford II Professor of International Business Economics, UCLA	■ Compensation ■ EHSSR
Randolph E. Gress	61	2013	Retired Chairman, CEO and President, Innophos, Inc.	■ Audit ■ Nominating & Corporate Governance
Mitchell J. Krebs	45	2011	President and CEO, Coeur Mining, Inc.	■ Executive
John H. Robinson	66	1998	Chairman and Founder, Hamilton Ventures LLC; Director, Alliance Resources Management GP, LLC, Federal Home Loan Bank of Des Moines, and Olsson Associates	■ Audit ■ Compensation (C) ■ Nominating & Corporate Governance ■ Executive
J. Kenneth Thompson	65	1998	Director, Pioneer Natural Resources, Tetra Tech and Alaska Air Group, Inc., President and CEO, Pacific Star Energy LLC	■ Audit ■ Nominating & Corporate Governance ■ EHSSR (C) ■ Executive



Our Board believes that it should possess a combination of skills, professional experience and diversity of viewpoints necessary to oversee our business. In addition, the Board believes that there are certain attributes that every director should possess, as reflected in the Board's membership criteria summarized in "Director and Nominee Experience and Qualifications" beginning on page 12. The following table provides summary information about the skills and qualifications of each director nominee.

Name	Leadership	Industry	Strategic Planning	Public Company Board	Capital Markets	International	Financial/ Accounting	Operations	Talent Management	Government /Regulatory	Legal/ Compliance
Robert E. Mellor	■	■	■	■	■		■		■	■	■
Linda L. Adamany	■		■	■		■	■	■	■	■	■
Kevin S. Crutchfield	■	■	■	■	■		■	■	■	■	■
Sebastian Edwards	■		■	■	■	■	■			■	
Randolph E. Gress	■	■	■	■	■	■	■	■	■	■	■
Mitchell J. Krebs	■	■	■	■	■	■	■	■	■	■	■
John H. Robinson	■	■	■	■	■	■	■		■	■	
J. Kenneth Thompson	■	■	■	■	■	■	■	■	■	■	■

Each director nominee serves as a current director and attended at least 88% of all meetings of the board of directors and each committee on which she or he served during 2016.

COEUR MINING, INC.
PROXY STATEMENT

2017 ANNUAL MEETING OF STOCKHOLDERS
MAY 9, 2017

GENERAL INFORMATION

Questions and Answers about the Annual Meeting

When and where is the Annual Meeting

The Annual Meeting of Stockholders (the "Annual Meeting") will be held on Tuesday, May 9, 2017, at 9:30 a.m., at 104 S. Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois 60603.

Who is entitled to vote at the Annual Meeting? What is the Record Date?

All stockholders of record as of the close of business on March 14, 2017 (the "Record Date") are entitled to vote at the Annual Meeting and any adjournment or postponement thereof upon the matters listed in the Notice of Annual Meeting. Each stockholder is entitled to one vote for each share held of record on that date. As of the close of business on the Record Date, a total of 181,595,709 shares of our common stock were outstanding.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Coeur common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and these proxy materials are being sent directly to you from the Company.

If your shares of Coeur common stock are held in "street name", meaning your shares of Coeur common stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and these proxy materials are being forwarded to you by your broker, banker or other nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Coeur common stock, you have the right to direct your broker, bank or other nominee on how to

vote, and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Coeur common stock.

How do I inspect the list of stockholders of record?

A list of the stockholders of record as of the Record Date entitled to vote at the Annual Meeting will be available at the Annual Meeting.

Why did I receive a notice in the mail regarding the internet availability of proxy materials?

In accordance with the rules of the SEC, instead of mailing a printed copy of our proxy statement, annual report and other materials (the "proxy materials") relating to the Annual Meeting to stockholders, Coeur may furnish proxy materials to stockholders on the internet by providing a notice of internet availability of proxy materials (the "Notice of Internet Availability") to inform stockholders when the proxy materials are available on the internet. If you receive the Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you on how you may access and review all of Coeur's proxy materials, as well as how to submit your proxy, over the internet. **The proxy materials are available at www.edocumentview.com/cde**.

Will I get more than one copy of the notice or proxy materials if multiple stockholders share my address?

When multiple stockholders have the same address, the SEC permits companies and intermediaries, such as brokers, to deliver a single copy of certain proxy materials and the Notice of Internet Availability to



them. This process is commonly referred to as "householding". We do not participate in householding, but some brokers may for stockholders who do not take electronic delivery of proxy materials. If your shares are held in a brokerage account and you have received notice from your broker that it will send one copy of the Notice of Internet Availability or proxy materials to your address, householding will continue until you are notified otherwise or instruct your broker otherwise. If, at any time, you would prefer to receive a separate copy of the Notice of Internet Availability or proxy materials, or if you share an address with another stockholder and receive multiple copies but would prefer to receive a single copy, please notify your broker. We promptly will deliver to a stockholder who received one copy of the Notice of Internet Availability or proxy materials as the result of householding a separate copy upon the stockholder's written or oral request directed to our investor relations department at (312) 489-5800, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603. Please note, however, that if you wish to receive a paper proxy card or other proxy materials for purposes of this year's Annual Meeting, you should follow the instructions provided in the Notice of Internet Availability.

What does it mean to give a proxy?

The persons named on the proxy card (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of Coeur. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or if no instructions are specified, the shares represented by the proxy will be voted "FOR" Proposals 1, 2 and 3 and "1 Year" for Proposal 4 in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

How do I vote?

If you are a holder of shares of common stock of Coeur, you can vote by telephone or on the internet 24 hours a day through 11:59 p.m. (Central Time) on the day before the Annual Meeting date. If you are located in the United States or Canada and are a stockholder of record, you can submit a proxy for your shares by calling toll-free 1 (800) 652-8683. Whether you are a stockholder of record or a

beneficial owner, you can also submit a proxy for your shares by Internet at *www.envisionreports.com/cde*. Both the telephone and internet systems have easy to follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by telephone or Internet, you should have in hand when you call or access the website, as applicable, the Notice of Internet Availability or the proxy card or voting instruction card (for those holders who have received, by request, a hard copy of the proxy card or voting instruction card). If you submit a proxy by telephone or internet, you do not need to return your proxy card to the Company. A telephone or internet proxy must be received no later than 11:59 p.m. (Central Time) on the day before the Annual Meeting date.

If you have received, by request, a hard copy of the proxy card or voting instruction card, and wish to submit your proxy by mail, you must complete, sign and date the proxy card or voting instruction card and return it in the envelope provided so that it is received prior to the Annual Meeting.

While the Company encourages holders of common stock to vote by proxy, you also have the option of voting your shares of common stock in person at the Annual Meeting. If you are a stockholder of record of common stock, you have the right to attend the Annual Meeting and vote in person, subject to compliance with the procedures described below.

How can I revoke a proxy or change my vote?

If you are a stockholder of record of Coeur common stock, you may change your vote or revoke your proxy at any time prior to the voting at the Annual Meeting:

- by providing written notice to our Corporate Secretary;
- by attending the Annual Meeting and voting in person (your attendance at the Annual Meeting will not by itself revoke your proxy);
- by submitting a later-dated proxy card; or
- if you submitted a proxy by telephone or Internet, by submitting a subsequent proxy by telephone or internet.

If you are a beneficial owner of Coeur common stock and have instructed a broker, bank or other nominee to vote your shares, you may follow the directions received from your broker, bank or other nominee to change or revoke those instructions.

How many shares must be represented in person or by proxy to hold the Annual Meeting?

A majority of the voting power of all issued and outstanding stock entitled to vote at the Annual Meeting, represented at the meeting in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting.

What is a broker non-vote?

A broker non-vote occurs when a broker or other nominee that holds shares on behalf of a street name stockholder does not vote on a particular matter because it does not have discretionary authority to vote on that particular matter and has not received voting instructions from the street name stockholder.

Under the rules of the New York Stock Exchange, if you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, the nominee has discretionary authority to vote on routine matters but not on non-routine matters. If you hold your shares in street name, it is critical that you cast your vote if you want it to count for non-routine matters as described in the table below. Broker non-votes and abstentions by stockholders from voting (including brokers holding their clients' shares of record who cause abstentions to be recorded) will be counted

towards determining whether or not a quorum is present. However, because broker non-votes and abstentions are not considered "votes cast" under Delaware law), they will have no effect on the approval of non-routine matters.

Who will tabulate the vote?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspectors of election appointed by us for the meeting.

Who bears the cost of this proxy solicitation?

We will bear the cost of soliciting proxies. Proxies may be solicited by directors, officers or regular employees in person or by telephone or electronic mail without special compensation. We have retained Morrow Sodali LLC, Stamford, Connecticut, to assist in the solicitation of proxies. Morrow Sodali LLC's fee will be $8,000, plus out-of-pocket expenses.

Do stockholders have dissenters' rights?

Pursuant to applicable Delaware law, there are no dissenters' or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Important Notice Regarding the Internet Availability of Proxy Materials – Our Proxy Statement and Annual Report to Stockholders are available at www.edocumentview.com/cde.

Votes Required to Approve the Proposals:

	Proposal	Required Vote	Effect of Abstention	Effect of Broker Non-Vote
(1)	Election of directors	Majority of votes cast for the nominees	None	Broker may <u>not</u> vote shares
(2)	Ratification of independent auditors for 2016	Majority of votes cast for the action	None	Broker may vote shares
(3)	Advisory vote on executive compensation	Majority of votes cast for the action	None	Broker may <u>not</u> vote shares
(4)	Advisory vote on the frequency of future advisory votes on executive compensation	Majority of votes cast for the action	None	Broker may <u>not</u> vote shares

Please cast your vote as soon as possible by:



using the Internet at www.envisionreports.com/cde



calling toll-free from the United States, U.S. territories and Canada to 1 (800) 652-8683



mailing your signed proxy or voting instruction form



attending the meeting in person



PROPOSAL NO. 1: ELECTION OF DIRECTORS

What am I voting on?	The election of all eight of Coeur's directors to hold office until the 2018 Annual Meeting and until their successors have been elected and qualified. All nominees are currently Coeur directors who were elected by stockholders at the 2016 Annual Meeting.
Vote Required:	Majority of votes cast for the nominees
Recommendation:	The Board recommends a vote FOR all the nominees listed below.

Director and Nominee Experience and Qualifications

Our Board believes that it should possess a combination of skills, professional experience and diversity of viewpoints necessary to oversee our business, together with relevant technical skills or financial acumen that demonstrates an understanding of the financial and operational aspects and associated risks of a large, complex organization like Coeur. Accordingly, the Board and the Nominating and Corporate Governance Committee consider the qualifications of directors and director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

As set forth in our Corporate Governance Guidelines, the membership criteria include items relating to ethics, integrity and values, sound business judgment, strength of character, mature judgment, professional experience, industry knowledge, and diversity of viewpoints, all in the context of an assessment of the perceived needs of the Board at that point in time. The Board and the Nominating and Corporate Governance Committee have not formulated any specific minimum qualifications, but rather consider the factors described above. For incumbent directors, the factors also include past performance and term of service on the Board. Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

Skill/Experience	Relevance
Leadership experience	Directors with experience in significant leadership positions possess strong abilities to motivate and manage others and identify and develop leadership qualities in others
Knowledge of our industry	Particularly as it relates to mining, provides better understanding of our business and strategy
Operations experience	Gives directors a practical understanding of developing, implementing and assessing our business strategy, operating plan and risk profile
Legal/ compliance experience	Facilitates assistance with the Board's oversight of our legal and compliance matters
Financial/accounting experience	Specifically, knowledge of finance and financial reporting processes provides greater understanding in evaluating our capital structure and financial statements
Government/regulatory experience	We operate in a heavily regulated industry that is directly affected by governmental actions
Strategic planning experience	Facilitates review of our strategies and monitoring their implementation and results
Talent management experience	Valuable in helping us attract, motivate and retain top talent at Coeur
International experience	Relevant given our global presence, particularly in Mexico and Latin America
Public company board service	Directors who have experience serving on other public company boards generally are well prepared to fulfill the Board's responsibilities of overseeing and providing insight and guidance to management
Capital markets experience	Facilitates analysis and understanding of proposed capital markets transactions, including risks and the impact to our existing capital structure.

Board Composition and Refreshment

The Board seeks to identify and retain directors with deep knowledge and experience in the mining and natural resources sectors while also including an appropriate number of directors with perspectives from other industries and experience. The mining sector, particularly precious metals mining, is cyclical, and stockholders and management benefit from the perspectives and experience of directors who have lead firms through several full business cycles. For instance, four of our seven independent directors have significant outside experience in the natural resources sector while others, such as our Chairman, bring significant business, risk management and financial experience. Directors who have served on the Board for an extended period of time also provide important insight based on industry experience and a deep understanding of our long-term plans and strategic objectives.

For these reasons, the Board has not adopted a mandatory retirement age. The Board believes that directors should be evaluated on their unique perspective and experience and ability to contribute to the Board and is focused on maintaining a balance between longer-serving directors with significant Coeur institutional knowledge and newer directors with complementary skills and expertise allows for

natural turnover and an appropriate pace of Board refreshment. In 2013, we added three new independent directors—Messrs. Crutchfield and Gress and Ms. Adamany—to our Board with Ms. Adamany also becoming Chair of the Audit Committee. If all of the nominees are elected to the Board, the average tenure of the directors will be approximately ten years.

Board Tenure Breakdown



■ 1-5 Yrs   ■ 6-11 Yrs   ■ 12-19 Yrs

Director Nomination Process

The Nominating and Corporate Governance Committee reviews and makes recommendations regarding the composition and size of the Board. The Nominating and Corporate Governance Committee also is responsible for developing and recommending Board membership criteria to the Board for approval. In identifying director candidates from time to time, the Nominating and Corporate Governance Committee may establish specific skills and experience

that it believes we should seek in order to constitute a balanced and effective Board. The Nominating and Corporate Governance Committee assesses the effectiveness of its criteria when evaluating new director candidates and when assessing the composition of the Board. This assessment enables the Board to update the skills and experience it seeks in the Board as a whole, and in individual directors, as our needs evolve and change over time.

Majority Vote Standard for the Election of Directors

According to our Bylaws, in an uncontested election, each director will be elected by a vote of the majority of the votes cast, which means the number of votes cast "for" a director's election must exceed the number of votes cast "against" that director.

If a nominee for director does not receive the vote of at least a majority of votes cast at the Annual Meeting, it is the policy of the Board that the Director must tender his or her resignation. The Nominating and Corporate Governance Committee will then make

a recommendation to the Board whether to accept or reject the tendered resignation, or whether other action should be taken, taking into account all of the relevant facts and circumstances. The director who has tendered his or her offer of resignation will not take part in the proceedings with respect to his or her resignation offer. For additional information, our Corporate Governance Guidelines are available on our website at *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them.

Nominees

The eight persons named below have been nominated to be elected as directors at the Annual Meeting, each to serve for one year and until his or her successor is elected and qualified. All of the nominees were elected to the Board at the 2016 Annual Meeting. Proxies will be voted at the Annual Meeting FOR the election of each of the eight persons named below unless marked AGAINST or ABSTAIN. We do not contemplate that any of the persons named below will be unable, or will decline, to serve; however, if any such nominee is unable or declines to serve, the persons named in the accompanying proxy may vote for a substitute, or substitutes, in their discretion, or the Board may reduce its size.



Robert E. Mellor, age 73

Director Since: 1998

Chairman of the Board of Coeur Mining, Inc. since July 2011. Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) from 1997 to January 2010, director from 1991 to January 2010; member of the board of directors of The Ryland Group, Inc. (national residential home builder) from 1999 until October 2015, and since October 2015, member of the board of directors of CalAtlantic Group, Inc., successor to The Ryland Group, Inc. (resulting from its merger with Standard Pacific Corp.) and lead director and member of the board of directors of Monro Muffler/Brake, Inc. (auto service provider) from 2002 to 2007 and re-appointed in 2010, and former member of the board of directors of Stock Building Supply Holdings, Inc. (lumber and building materials distributor) from 2010 to December 1, 2015, when the company merged with another company. Mr. Mellor holds a Bachelor of Arts degree in Economics from Westminister College (Missouri) and a Juris Doctor from Southern Methodist University School of Law. As the former Chairman and Chief Executive Officer of Building Materials Holding Corporation, Mr. Mellor brings to the Board leadership, risk management, talent management, operations and strategic planning experience. Building Materials Holding Corporation filed a voluntary petition under the federal bankruptcy code in 2009 and emerged in 2010. Mr. Mellor also brings to the Board public company board experience through his service on the boards of CalAtlantic Group, Inc. and Monro Muffler/Brake, Inc., and former service with The Ryland Group, Inc. and Stock Building Supply Holdings, Inc.



Linda L. Adamany, age 65

Director Since: 2013

Non-executive director of Amec Foster Wheeler plc and its predecessor, AMEC plc (engineering, project management and consultancy company), since October 2012; member of the board of directors of Leucadia National Corporation (diversified holding company engaged in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, energy projects, asset management and real estate) since March 2014; member of the board of directors of National Grid plc (electricity and gas generation, transmission and distribution company) from November 2006 to November 2012. Ms. Adamany served at BP plc in several capacities from July 1980 until her retirement in August 2007, most recently from April 2005 to August 2007 as a member of the five-person Refining & Marketing Executive Committee responsible for overseeing the day-to-day operations and human resource management of BP plc's $45 billion Refining & Marketing business segment. Ms. Adamany also served BP plc as Executive Assistant to the Group Chief Executive from October 2002 to March 2005 and Chief Executive, BP Shipping from October 1999 to September 2002. Ms. Adamany is a CPA and holds a Bachelor of Science in Business Administration with a major in Accounting, awarded Magna cum Laude, from John Carroll University. With her over 35 years' experience in global industries, including as an executive and a director, Ms. Adamany brings to the Board leadership, financial and accounting expertise, familiarity with both business line and functional support areas and experience in public company board leadership.



Kevin S. Crutchfield, age 56

Director Since: 2013

Kevin S. Crutchfield has served as the Chairman and Chief Executive Officer of Contura Energy, Inc. (coal production), a private Tennessee-based company with affiliate mining operations across multiple major coal basins, since July 2016. Before joining Contura at its inception, Mr. Crutchfield was Chairman and Chief Executive Officer of Alpha Natural Resources, Inc. since May 2012. Mr. Crutchfield had been with Alpha Natural Resources since its formation in 2003, serving as Executive Vice-President from November 2004 to January 2007, President from January 2007 to July 2009, Director since November 2007, and Chief Executive Officer since July 2009. On August 3, 2015, Alpha Natural Resources filed for protection under Chapter 11 of the federal bankruptcy laws. On March 8, 2016, Alpha Natural Resources filed a proposed Chapter 11 Plan of Reorganization. On July 26, 2016, Alpha Natural Resources emerged from Chapter 11 bankruptcy protection as a privately held company and simultaneously sold certain core assets to the newly-formed Contura Energy, Inc. Mr. Crutchfield is an over 25-year coal industry veteran with technical, operating and executive management experience. Mr. Crutchfield is currently the Chairman of the National Mining Association and the Chairman of the American Coalition for Clean Coal Electricity. Prior to joining Alpha, he was President of Coastal Coal Co., LLC and Vice President of El Paso Corp. From 2000 to 2001, he served as President and CEO of AMVEST Minerals Corp. and President of the parent company, AMVEST Corp. Earlier in his career, he held senior management positions at Pittston Coal Co. and Cyprus Amax Coal Co, including a period in Australia as Chairman of Cyprus Australia Coal Corporation. Mr. Crutchfield also served on the board of directors of Rice Energy, Inc. from January 2014 to November 2014, as a designated representative of Alpha Natural Resources, Inc. during the time period when Alpha Natural Resources, Inc. was entitled to board representation at Rice. Mr. Crutchfield brings to the board his experience in corporate leadership, financial and operational management, government and regulatory oversight, health and safety management, and industry expertise through his various executive roles in global natural resource businesses, in addition to experience in public company board leadership.



Sebastian Edwards, age 63

Director Since: 2007

Henry Ford II Professor of International Business Economics at the University of California, Los Angeles (UCLA) from 1996 to present; Co-Director of the National Bureau of Economic Research's Africa Project from 2009 to present; published twelve books, including two best-selling novels, and over 200 scholarly articles; taught at IAE Universidad Austral in Argentina and at the Kiel Institute from 2000 to 2004; Chief Economist for Latin America at the World Bank from 1993 to 1996. Mr. Edwards has been an advisor to numerous governments, financial institutions, and multinational companies and is a frequent commentator on economic matters in national and international media outlets and publications. Mr. Edwards was educated at the Universidad Católica de Chile where he became a *Licenciado en Economía* and earned an *Ingeniero Comercial* degree. He received an MA and PhD in economics from the University of Chicago. As a professor of International Business, as well as through various positions relating to Latin American economies, Mr. Edwards brings to the Board international, government, economics and financial experience.



Randolph E. Gress, age 61

Director Since: 2013

Randolph E. Gress is the retired Chairman and Chief Executive Officer of Innophos, Inc. (specialty phosphates sales and manufacturing). He served as Chief Executive Officer and President from 2004 until December 2015, and a member of the board of directors from 2004, including Chairman from November 2006, until his retirement in January 2016. He had been with Innophos, Inc. since its formation in 2004, when Bain Capital purchased Rhodia SA's North American Specialty Phosphate Business. Prior to his time at Innophos, Inc., Mr. Gress was with Rhodia since 1997 and held various positions including Global President of Specialty Phosphates (with two years based in the U.K) and Vice-President and General Manager of the NA Sulfuric Acid and Regeneration businesses. From 1982 to 1997, Mr. Gress served in various roles at FMC Corporation including Corporate Strategy and various manufacturing, marketing, and supply chain positions. Mr. Gress began his career at the Ford Motor Company in 1977. Mr. Gress earned a B.S.E. in Chemical Engineering from Princeton University and an M.B.A. from Harvard Business School. He is a seasoned industrial executive with a wide range of international and M&A experience. Mr. Gress brings to the board over 35 years of experience in manufacturing industries, most of which has been in chemicals, and includes mining experience (phosphates). He provides a unique background of corporate leadership, having guided his company through a spin off to private equity ownership and subsequent IPO.



Mitchell J. Krebs, age 45

Director Since: 2011

President, Chief Executive Officer and member of the Board since July 2011; Senior Vice President and Chief Financial Officer from March 2008 to July 2011; Treasurer from July 2008 to March 2010; Senior Vice President, Corporate Development from May 2006 to March 2008; Vice President, Corporate Development from February 2003 to May 2006. Mr. Krebs first joined Coeur in August 1995 as Manager of Acquisitions after spending two years as an investment banking analyst for PaineWebber Inc. Mr. Krebs holds a BS in Economics from The Wharton School at the University of Pennsylvania and an MBA from Harvard University. Mr. Krebs is a member of the Board of Directors as well as the Executive Committee, the Audit and Finance Committee and the Nominating and Governance Committee of the Board of Directors of the National Mining Association and is the Vice President and a member of the Executive Committee of The Silver Institute. As our President and Chief Executive Officer, Mr. Krebs brings to the Board his leadership, industry, financial markets, merger and acquisition, and strategic planning experience, as well as his in-depth knowledge of Coeur through the high level management positions he has held over the years.



John H. Robinson, age 66

Director Since: 1998

Chairman of Hamilton Ventures LLC (consulting and investment) since founding the firm in 2006; Chief Executive Officer of Nowa Technology, Inc. (development and marketing of environmentally sustainable wastewater treatment technology) from 2013 to 2014; Chairman of EPC Global, Ltd. (engineering staffing company) from 2003 to 2004; Executive Director of Amey plc (British business process outsourcing company) from 2000 to 2002; Vice Chairman of Black & Veatch Inc. (engineering and construction) from 1998 to 2000. Mr. Robinson began his career at Black & Veatch and was managing partner prior to becoming Vice Chairman. Member of the board of directors of Alliance Resource Management GP, LLC (coal mining); Federal Home Loan Bank of Des Moines (financial services) and Olsson Associates (engineering consulting). Mr. Robinson holds a Master of Science degree in Engineering from the University of Kansas and is a graduate of the Owner-President-Management Program at the Harvard Business School. As a senior corporate executive in the engineering and consulting industries, and a director in the resource extraction and financial industries, Mr. Robinson brings to the Board leadership, talent management, strategic planning, operations and financial experience. Mr. Robinson also brings to the Board public company board experience.



J. Kenneth Thompson, age 65

Director Since: 2002

President and Chief Executive Officer of Pacific Star Energy LLC (private energy investment firm in Alaska) from September 2000 to present, with a principal holding in Alaska Venture Capital Group LLC (private oil and gas exploration company) from December 2004 to present; Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000; President and Chief Executive Officer of ARCO Alaska, Inc., the oil and gas producing division of ARCO based in Anchorage from June 1994 to January 1998. Member of the board of directors of Alaska Air Group, Inc., the parent corporation of Alaska Airlines, Horizon Air and Virgin America Airlines. Mr. Thompson is also a member of the board of directors of Tetra Tech, Inc. (engineering consulting firm) and Pioneer Natural Resources (large independent oil and gas company). Mr. Thompson holds a Bachelor of Science degree and Honorary Professional Degree in Petroleum Engineering from the Missouri University of Science & Technology. Through Mr. Thompson's various executive positions, including the role of Chief Executive Officer, he brings to the Board leadership, risk management, talent management, engineering, operations, strategic planning and industry experience. Mr. Thompson also has government and regulatory experience through his work in other highly regulated industries such as the oil and gas, energy and airline industries and possesses public company board experience.

Corporate Governance

Outreach and Engagement

We view our relationship with our stockholders as a critical part of our corporate governance profile. Among other things, engagement with our stockholders helps us to understand expectations for our performance, assess issues that may affect our business or other aspects of our operations, and shape corporate governance and compensation policies. In 2016, we proactively reached out to stockholders representing 45% of our aggregate outstanding shares (as of June 30, 2016) and engaged with all who responded to our invitation to discuss corporate governance and executive compensation matters. This led to focused discussions between senior executives and the stockholders who accepted our invitation, which gave us valuable feedback on key issues and specific elements of our programs and resulted in the changes described in "Compensation Discussion and Analysis" beginning at page 35.

Also in 2016, we conducted activities and events such as analyst meetings, investor conferences, and the 2016 Annual Stockholders' Meeting. In total in 2016, management conducted 20 presentations, held 137 one-on-one meetings with investors, and hosted 22 conference calls with investors allowing for questions and answers with management, 4 of which also included analysts.

We believe this combined approach has resulted in constructive feedback and input from stockholders and we intend to continue these efforts.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics in accordance with New York Stock Exchange corporate governance standards. Copies of these documents are available at our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them. We have previously provided, and intend to provide in the future, amendment information to these documents and any waivers from our code of ethics by posting to our website.

Committees of the Board of Directors and Attendance

Our Board met eight times during 2016. Each incumbent director who served in 2016, during his or her 2016 term of service, attended at least 88% of the meetings of the Board and committees on which he or she served.

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental, Health, Safety and Social Responsibility Committee. Each of these committees functions under a written charter adopted by the Board, copies of which are available on our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them. In addition, the Board has established an Executive Committee in accordance with our Bylaws, the relevant provisions of which are available on our website, *www.coeur.com/company/corporate-governance/charters-and-policies*, and to any stockholder who requests them.

The current members, responsibilities and the number of meetings held in 2016 of each of these committees are shown in the following table:

Audit Committee

Committee Members

Linda L. Adamany
Randolph E. Gress
John H. Robinson
J. Kenneth Thompson

Number of meetings in 2016: **7**

Responsibilities

Reviewing and reporting to the Board with respect to the oversight of various auditing and accounting matters and related key risks, including:

- the selection and performance of our independent registered public accounting firm;
- the planned audit approach;
- the nature of all audit and non-audit services to be performed;
- accounting practices and policies; and
- the performance of the internal audit function.

Independence and Financial Literacy

- The Board has determined that each member of the Audit Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the New York Stock Exchange listing standards and SEC rules.
- All members of the Audit Committee satisfy the NYSE's financial literacy requirements.
- The Board has determined that Ms. Adamany is an Audit Committee Financial Expert, as a result of her knowledge, abilities, education and experience.

Compensation Committee

Committee Members

John H. Robinson
Kevin S. Crutchfield
Sebastian Edwards
Robert E. Mellor

Number of meetings in 2016: **7**

Responsibilities

- Approving, together with the other independent members of the Board, the annual compensation of our CEO.
- Approving the annual compensation of the non-CEO executive officers.
- Reviewing and making recommendations to the Board with respect to the compensation of the directors, our stock incentive plans and other executive benefit plans.
- Oversight of risk management of our compensation programs and executive succession planning.

Independence

- The Board has determined that each member of the Compensation Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines, as well as additional, heightened independence criteria under the New York Stock Exchange listing standards and SEC rules.

Nominating and Corporate Governance Committee

Committee Members

Robert E. Mellor
Randolph E. Gress
John H. Robinson
J. Kenneth Thompson

Number of meetings in 2016: **3**

Responsibilities

- Identifying and recommending to the Board nominees to serve on the Board.
- Establishing and reviewing corporate governance guidelines.
- Reviewing and making recommendations to the Board and oversight of risk management with respect to corporate governance matters.

Independence

- The Board has determined that each member of the Nominating and Corporate Governance Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines.

 Chair
 Audit Committee Financial Expert



Environmental, Health, Safety and Social Responsibility Committee	**Responsibilities**
Committee Members J. Kenneth Thompson **c** Linda L. Adamany Kevin S. Crutchfield Sebastian Edwards Number of meetings in 2016: **4**	Reviewing and reporting to the Board with respect to our efforts, results and oversight of key risks in the areas of: ■ environmental permitting, compliance and stewardship; ■ employee and contractor safety and health; and ■ corporate social responsibility and community relations. Details of our Health and Safety, Environmental and Corporate Responsibility performance and programs can be found at http://responsibility.coeur.com. **Independence** ■ The Board has determined that each member of the Environmental, Health, Safety and Social Responsibility Committee is independent as defined by the New York Stock Exchange listing standards and Coeur's independence standards, which are included as part of Coeur's Corporate Governance Guidelines.
Executive Committee	**Responsibilities**
Committee Members Robert E. Mellor **c** Mitchell J. Krebs John H. Robinson J. Kenneth Thompson Number of meetings in 2016: **0**	Acting in the place of the Board on limited matters that require action between Board meetings.

c Chair

Board Leadership and Independent Chairman

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership, and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. An independent, non-executive Chairman has been determined by the Board to be optimal at the present time because that structure provides independent Board leadership and allows the CEO to concentrate on our business operations. Currently,

Mr. Robert E. Mellor serves as independent Chairman of the Board. Mr. Mitchell J. Krebs serves as President, CEO and Director.

The Board and Nominating and Corporate Governance Committee review the structure of Board and Company leadership as part of its annual review of the succession planning process. The Board believes that a separate Chairman and CEO, together with an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Environmental, Health, Safety and Social Responsibility Committee, each consisting entirely of independent directors, is the most appropriate leadership structure for the Board at this time.

Director Independence

The Board has determined that each of (Robert E. Mellor, Linda L. Adamany, Kevin S. Crutchfield, Sebastian Edwards, Randolph E. Gress, John H. Robinson and J. Kenneth Thompson), or all of the directors other than Mr. Krebs, President and CEO, are independent within the meaning of applicable New York Stock Exchange listing standards and rules and our independence standards, which are included as

part of our Corporate Governance Guidelines. The Board has further determined that the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Environmental, Health, Safety and Social Responsibility Committee are composed solely of independent directors and members of the Audit and Compensation Committees satisfy additional, heightened independence criteria applicable to members of those committees under New York Stock Exchange listing standards and SEC rules. Consequently, independent directors directly oversee such important matters as our financial statements, executive compensation, the selection and evaluation of directors and the development and implementation of our corporate governance programs and our health and safety, environmental and community relations programs and compliance.

In determining the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the Nominating and Corporate Governance Committee) undertakes a rigorous annual review of the independence of all non-employee directors. Each non-employee director annually provides the Board with information regarding the director's business and other

relationships with Coeur and its affiliates, and with senior management and their affiliates, to enable the Board to evaluate the director's independence. In the course of the annual determination of the independence of directors, the Board (with the assistance of the General Counsel and based upon the recommendation of the Nominating and Corporate Governance Committee) evaluates all relevant information and materials, including any relationships between Coeur and any other company where one of our non-employee directors also serves as a director. The Board recognizes that Messrs. Mellor, Robinson and Thompson have longer tenures, but has determined each to be independent because each satisfies all applicable legal and stock exchange criteria for independence, continues to provide strong independent leadership on the Board, and effectively oversees management, driving long-term stockholder value.

Meetings of Non-Management Directors

Non-management members of the Board conduct regularly scheduled meetings as required without members of management being present. Robert E.

Mellor, the independent Chairman of the Board, presides over each such meeting.

Board Self-Evaluation Process and Effectiveness

The Board and each of its committees conduct an annual self-evaluation process to evaluate its effectiveness in fulfilling its obligations. This process involves a discussion during an in-person meeting by the Board and each committee of directors' observations arising from questions provided in advance of the meeting as well as one-on-one meetings between Mr. Mellor, Chairman of the Board, and each director, covering the following subjects:

- Board and committee composition;

- organization and effectiveness of meetings and communication;

- effectiveness of the Board and committees in executing their responsibilities;

- controls and ethics of the Board and its committees; and

- sufficiency of the level of internal and external support provided to the Board and its committees.

In addition, during 2016 the Board discussed succession planning with a third party facilitator, and Mr. Mellor held self-assessment meetings with each director individually. The Board and each committee take the results of the evaluation into account when making Board nomination and committee appointment decisions.

Director Education and Development

Continuing education is provided for all directors through board materials and presentations, discussions with management, visits to our sites and other sources. Many of our directors also attend

programs focused on topics that are relevant to their duties as a director, including corporate governance, crisis management, executive compensation and board refreshment.



Policy Regarding Director Nominating Process

The Nominating and Corporate Governance Committee has adopted a policy pursuant to which a stockholder who has owned at least 1% of our outstanding shares of common stock for at least two years may recommend a director candidate that the committee will consider when there is a vacancy on the Board either as a result of a director resignation or an increase in the size of the Board. Such recommendation must be in writing addressed to the Chairman of the Nominating and Corporate Governance Committee at our principal executive offices and must be received by the Chairman at least 120 days prior to the anniversary date of the release of the prior year's proxy statement. Although the

Nominating and Corporate Governance Committee has not formulated any specific minimum qualifications that it believes must be met by a nominee that the Nominating and Corporate Governance Committee recommends to the Board, the Nominating and Corporate Governance Committee will take into account the factors discussed under "Proposal No. 1: Election of Directors — Director and Nominee Experience and Qualifications" on page 12. The Nominating and Corporate Governance Committee would intend to evaluate a stockholder nominee according to the same criteria as a nominee from any other source.

Policy Regarding Stockholder Communications with Directors

Stockholders and other interested persons desiring to communicate with a director, the independent directors as a group or the full Board may address such communication to the attention of our

Corporate Secretary, 104 South Michigan Avenue, Suite 900, Chicago, Illinois 60603, and such communication will be forwarded to the intended recipient or recipients.

Policy Regarding Director Attendance at Annual Meetings

We have a policy that encourages directors to attend each annual meeting of stockholders, absent

extraordinary circumstances. All directors attended the 2016 Annual Meeting.

Compensation Consultant Disclosure

The Compensation Committee has retained The POE Group Inc. ("The POE Group") since July 2012 to provide information, analyses, and advice regarding executive and director compensation, as described below. The POE Group is a compensation consulting firm specializing in executive compensation consulting services, and reports directly to the Compensation Committee.

The POE Group provided the following services for the Compensation Committee during 2016:

- evaluated our executive officers' base salary, annual incentive and long-term incentive compensation, and total direct compensation relative to the competitive market;

- advised the Compensation Committee on executive officer target award levels within the annual and long-term incentive program and, as needed, on actual compensation actions;

- assessed the alignment of our executive compensation levels relative to our compensation philosophy;

- briefed the Compensation Committee on executive compensation trends among our peers and the broader industry;

- assessed the alignment of CEO pay to relative industry performance measures; and

- evaluated our non-employee director compensation levels and program relative to the competitive market.

At the Compensation Committee's direction, The POE Group provided the following additional services for the Compensation Committee during 2016 and in early 2017:

- advised on the design of our annual and long-term incentive awards, described in "Compensation Discussion and Analysis";

- provided tally sheets detailing total compensation for 2016, equity and deferred compensation gains for 2016, and severance payouts for change in control; and

- assisted with the preparation of the Compensation Discussion and Analysis for this proxy statement.

In the course of conducting its activities, The POE Group attended all of the seven meetings of the Compensation Committee during 2016 and presented its findings and recommendations for discussion.

The decisions made by the Compensation Committee are its responsibility and may reflect factors and considerations other than the information and recommendations provided by The POE Group or any other advisor to the Compensation Committee.

The POE Group reports directly to the Compensation Committee and provides no services to Coeur other than executive and non-employee director compensation consulting services at the direction of the Compensation Committee. The POE Group has no other direct or indirect business or relationships with Coeur or any of its affiliates and no current business or personal relationships with members of the Compensation Committee or our executive officers. In addition, in its consulting agreement with the Compensation Committee, The POE Group agreed to advise the Chair of the Compensation Committee if any potential conflicts of interest arise that could cause The POE Group's independence to be questioned, and not to undertake projects for management except at the request of the Compensation Committee Chair and as an agent for the Compensation Committee.

In March 2017, the Compensation Committee considered the following six factors with respect to The POE Group: (i) the provision of other services to Coeur by The POE Group; (ii) the amount of fees received from Coeur by The POE Group, as a percentage of the total revenue of The POE Group; (iii) the policies and procedures of The POE Group that are designed to prevent conflicts of interest; (iv) any business or personal relationship of The POE Group with a member of the Compensation Committee; (v) any Coeur stock owned by The POE Group; and (vi) any business or personal relationship of The POE Group with any of our executive officers. After considering the foregoing factors, the Compensation Committee determined that The POE Group was independent and that the work of The POE Group with the Compensation Committee for 2016 did not raise any conflict of interest.

Risk Oversight

The Board is responsible for assessing the major risks facing Coeur, including cybersecurity, commodity price volatility, public policy and regulatory changes, balance sheet management and access to capital, and reviewing options for their mitigation. In addition, the Board has delegated oversight of certain categories of risk to the Audit Committee, the Environmental, Health, Safety and Social Responsibility Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Committee	Oversight Role
Audit	Reviews with management and the independent auditor compliance with legal and regulatory requirements, with a focus on legal and regulatory matters related to internal controls, accounting, finance and financial reporting and contingent liabilities, and discusses policies with respect to risk assessment and risk management.
Environmental, Health, Safety and Social Responsibility	Environmental, Health, Safety and Social Responsibility Committee reviews our compliance with environmental and safety laws and oversees community relations risk management.
Compensation	Responsible for recommending compensation for executive officers that includes performance-based award opportunities that promote retention and support growth and innovation without encouraging or rewarding excessive risk. For a discussion of the Compensation Committee's assessments of compensation-related risks, see "Compensation Committee Role in Risk" below. Oversees succession planning for the CEO in conjunction with the Nominating and Corporate Governance Committee, and for other executive and key officers.
Nominating and Corporate Governance	Oversees risks related to our corporate governance, including Board and director performance, director and CEO succession, and the review of Coeur's Corporate Governance Guidelines and other governance documents.

In performing their oversight responsibilities, each of these committees periodically discusses with management our policies with respect to risk assessment and risk management and reports to the Board regularly on matters relating to the specific areas of risk the committee oversees.

Throughout the year, the Board, the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Social Responsibility Committee and the Nominating and Corporate Governance Committee each receive reports from management regarding major risks and exposures facing Coeur and the steps management has taken to monitor and control such risks and exposures. In addition, throughout the year, the Board, the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Social Responsibility Committee and the Nominating and Corporate Governance Committee each dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail.

Compensation Committee Role in Risk

The Compensation Committee has conducted an analysis of the current risk profile of our compensation programs. The risk assessment included a review of the primary design features of our compensation programs and the process for determining executive and employee compensation. The risk assessment identified numerous ways in which our compensation programs potentially mitigate risk, including:

- the structure of our executive compensation programs, which consist of both fixed and variable compensation and reward both annual and long-term performance;

- the balance between long and short-term incentive programs, with greater weight placed on long-term programs;

- the use of caps or maximum amounts on the incentive programs;

- the use of multiple performance metrics under our incentive plans;

- a heavier weighting toward overall corporate performance for cash-based incentive plans;

- time-based vesting for equity-based awards (including performance share awards) to promote retention; and

- strict and effective internal controls.

In addition, Coeur has a clawback policy providing for the recovery of incentive payments to executive officers in certain circumstances, which further mitigates risk.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during 2016 or as of the date of this proxy statement is or has been an officer or employee of Coeur, and no executive officer of Coeur served on the compensation committee or board of any company that employed any member of the Compensation Committee or Board during that time.

Audit and Non-Audit Fees

Grant Thornton LLP served as our independent registered public accounting firm for the fiscal year ended 2016. KPMG LLP served as our independent registered public accounting firm for the fiscal year ended 2015. The following table presents fees for professional services rendered by Grant Thornton for 2016 and by KPMG for 2015.

	2016	2015
Audit Fees[1]	$1,424,632	$2,190,000
Audit-Related Fees	$ —	$ —
Tax Fees[2]	$ —	$ 23,120
All-Other Fees	$ —	$ —

(1)   Audit fees were primarily for professional services related to the audits of the consolidated financial statements and internal controls over financial reporting, review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q, and comfort letters, consents, and other services related to SEC matters.

(2)   Tax Fees were primarily for professional services related to general tax consultation, tax advisory, tax compliance and international tax matters.

None of the services described above were approved by the Audit Committee under the *de minimis* exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Audit Committee Policies and Procedures for Pre-Approval of Independent Auditor Services

The Audit Committee has policies and procedures requiring pre-approval by the Audit Committee of the engagement of our independent auditor to perform audit services, as well as permissible non-audit services, for us. The nature of the policies and procedures depend upon the nature of the services involved, as follows:

Service	Description
Audit Services	The annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. Audit services include the annual financial statement audit, required quarterly reviews, subsidiary audits and other procedures required to be performed by the auditor to form an opinion on our financial statements, and such other procedures including information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control. Other audit services may also include statutory audits or financial audits for subsidiaries and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or used in connection with securities offerings.
Audit-Related Services	Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor. Audit-related services are subject to the specific pre-approval of the Audit Committee. Audit-related services include, among others, due diligence services relating to potential business acquisitions/dispositions; accounting consultations relating to accounting, financial reporting or disclosure matters not classified as audit services; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures relating to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters; and assistance with internal control reporting requirements.
Tax Services	Tax services are subject to the specific pre-approval of the Audit Committee. The Audit Committee will not approve the retention of the independent auditor in connection with a transaction the sole business purpose of which may be tax avoidance and the tax treatment of which may not be supported by the Internal Revenue Code and related regulations.
All Other Services	The Audit Committee may grant pre-approval of those permissible non-audit services that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence. Such other services must be specifically pre-approved by the Audit Committee.

Our Chief Financial Officer is responsible for tracking all independent auditor fees against the budget for such services and reports at least annually to the Audit Committee. The Audit Committee Chair has been delegated pre-approval authority to address any approvals for services requested between Audit Committee meetings.

PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What am I voting on?	We are asking our stockholders to ratify the selection of Grant Thornton LLP as the independent auditor of our consolidated financial statements and our internal control over financial reporting for 2017
Vote Required:	Majority of votes cast for the action
Recommendation:	The Board recommends a vote FOR the appointment of Grant Thornton LLP.

The Audit Committee, which consists entirely of independent directors, is recommending approval of its appointment of Grant Thornton LLP as our independent registered public accounting firm for the year ending December 31, 2017. Grant Thornton LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2016.

In 2016, following over ten years of continuous service by KPMG LLP, the Audit Committee conducted a competitive process to determine the Company's independent registered public accounting firm for the Company's year ending December 31, 2016. On March 8, 2016, the Audit Committee approved, effective as of that date, the engagement of Grant Thornton LLP as the Company's independent registered public accounting firm for the Company's year ending December 31, 2016 and the dismissal of KPMG LLP.

KPMG LLP's audit reports on the Company's financial statements for the years ended December 31, 2015 and 2014 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2015 and 2014, and the subsequent interim period through March 8, 2016, there were (i) no disagreements (within the meaning of Item 304(a) of Regulation S-K) with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved

to KPMG LLP's satisfaction, would have caused KPMG LLP to make reference thereto in their reports on the financial statements for such years, and (ii) no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2015, and 2014, and the subsequent interim period through March 8, 2016, neither the Company nor anyone on its behalf had consulted with Grant Thornton LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report or oral advice was provided to the Company that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

As a matter of good corporate governance, a resolution will be presented at the Annual Meeting to ratify the appointment by the Audit Committee of Grant Thornton LLP to serve as our independent registered public accounting firm for the year ending December 31, 2017. Representatives of Grant Thornton LLP are expected to be present at the

Annual Meeting and will have the opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board has put this proposal before the stockholders because the Board believes that seeking stockholder ratification of the appointment of the independent registered public accounting firm is good corporate practice. If the appointment of Grant Thornton LLP is not ratified, the Audit Committee will evaluate the basis for the stockholders' vote when determining whether to continue the firm's engagement.

EXECUTIVE OFFICERS

The following table sets forth certain information regarding our current executive officers:

Name	Age	Current Position with Coeur	Since	Joined Coeur
Mitchell J. Krebs	45	President, Chief Executive Officer and Director	2011	1995
Peter C. Mitchell	61	Senior Vice President and Chief Financial Officer	2013	2013
Frank L. Hanagarne, Jr	59	Senior Vice President and Chief Operating Officer	2013	2011
Casey M. Nault	45	Senior Vice President, General Counsel and Secretary	2015	2012
Hans J. Rasmussen	57	Senior Vice President, Exploration	2016	2013
Mark A. Spurbeck	43	Vice President, Finance	2013	2013



Mitchell J. Krebs, age 45

President, Chief Executive Officer and Director

Mitchell J. Krebs was appointed President, Chief Executive Officer and member of the Board of Directors of Coeur Mining, Inc. in July 2011. Prior to that, Mr. Krebs served as Senior Vice President and Chief Financial Officer from March 2008 to July 2011; Treasurer from July 2008 to March 2010; Senior Vice President, Corporate Development from May 2006 to March 2008; Vice President, Corporate Development from February 2003 to May 2006. Mr. Krebs first joined Coeur in August 1995 as Manager of Acquisitions after spending two years as an investment banking analyst for PaineWebber Inc. Mr. Krebs holds a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration from Harvard University.



Peter C. Mitchell, age 61

Senior Vice President and Chief Financial Officer

Peter C. Mitchell was appointed Senior Vice President and Chief Financial Officer in June 2013. Prior to joining Coeur, Mr. Mitchell served as Chief Financial Officer of Taseko Mines Limited, a Vancouver, B.C.-based mining company, starting in September 2008. In that capacity he led the financial operations of Taseko, including sourcing strategic capital to fund Taseko's strategic growth plan. Previously, Mr. Mitchell was involved in leading and managing growth in private equity portfolio companies through acquisitions, integrations and greenfield initiatives. His roles included serving as President of Florida Career College, a for-profit college in Fort Lauderdale, Florida, from March 2008 to September 2008; President and Chief Executive Officer of Vatterott Educational Centers, Inc. in St. Louis, Missouri, a for-profit educational company, from 2002 to 2007; Vice Chairman and Chief Financial Officer of Von Hoffmann Corporation in St. Louis, a commercial and educational printing company in St. Louis, Missouri, from 1997 to 2002; Senior Vice President and Chief Financial Officer of Crown Packaging Ltd., an integrated paper packaging company in Seattle, Washington and Vancouver, B.C., from 1993 to 1997; and Vice President and Chief Financial Officer of Paperboard Industries Corporation, a packaging and container manufacturer in Toronto, from 1985 to 1993. None of these prior employers are affiliates of Coeur. Mr. Mitchell is a Chartered Professional Accountant (CPA-CA) with degrees in Economics (BA) from the University of Western Ontario and Business Administration (MBA) from the University of British Columbia.



Frank L. Hanagarne, Jr., age 59

Senior Vice President and Chief Operating Officer

Frank L. Hanagarne, Jr. was appointed Senior Vice President and Chief Operating Officer in February 2013. Mr. Hanagarne joined Coeur as Senior Vice President and Chief Financial Officer effective October 2011. Prior to joining Coeur, Mr. Hanagarne served from September 2006 to December 2010 as Director of Corporate Development at Newmont Mining Corporation, a gold producer, and from January 2011 to September 2011 as Chief Operating Officer of Valcambi SA, a precious metal refiner in which Newmont has an equity interest. Valcambi and Newmont are not affiliates of Coeur. Over a 17-year career at Newmont, Mr. Hanagarne also served as Mill Project Superintendent from September 2004 to September 2006 and as Advisor in Corporate Health and Safety and Loss Prevention from July 2001 to September 2004. His years of service at Newmont included positions of increasing responsibility within key areas of Newmont's operations and business functions as well as environmental, health and safety. Mr. Hanagarne has a total 30 years of industry experience in the finance, operations, and business development areas. Mr. Hanagarne holds a Master's degree in Business Administration from the University of Nevada, Reno, and a Bachelor of Metallurgical Engineering degree from the New Mexico Institute of Mining and Technology.



Casey M. Nault, age 45

Senior Vice President, General Counsel and Secretary

Casey M. Nault was appointed Senior Vice President, General Counsel and Secretary in January 2015. Mr. Nault was appointed as Vice President and General Counsel upon joining Coeur in April 2012 and was appointed Secretary in May 2012. Prior to joining Coeur, Mr. Nault served as a shareholder and attorney at the law firm of Graham & Dunn P.C. in Seattle, Washington from January 2009 to April 2012. Prior to joining Graham & Dunn, Mr. Nault served as First Vice President and Assistant General Counsel at Washington Mutual, Inc., formerly a financial services company, from December 2007 to January 2009 and as Director, Corporate Counsel at Starbucks Corporation from October 2003 to December 2007. Prior to joining Starbucks Corporation, Mr. Nault was an associate at Gibson, Dunn & Crutcher LLP. Mr. Nault holds a Bachelor of Arts degree from the University of Washington and a Juris Doctor from the University of Southern California Law School.



Hans J. Rasmussen, age 57

Senior Vice President, Exploration

Hans J. Rasmussen was appointed Senior Vice President, Exploration in January 2016. Mr. Rasmussen was appointed Vice President, Exploration upon joining Coeur in September 2013. Mr. Rasmussen has many years of experience in the mining business, 16 years of which were with senior producers Newmont Mining and Kennecott/Rio Tinto; as well as serving as a consultant for senior producers such as BHP, Teck-Cominco and Quadra Mining. Since 2004, he has been an officer or served on the Board of Directors of several junior public exploration companies with gold and silver projects in Quebec, Nevada, Argentina, Chile, Colombia, Peru, and Bolivia. Mr. Rasmussen has a Master of Science in Geophysics from the University of Utah, and Bachelor of Science degrees in Geology and Physics from Southern Oregon University.



Mark A. Spurbeck, age 43

Vice President, Finance

Mark A. Spurbeck was appointed Vice President of Finance in May 2013 and serves as Coeur's principal accounting officer. Mr. Spurbeck came to Coeur from Newmont Mining Corporation where he served as Group Executive, Assistant Controller from July 2011 to May 2013. He previously served as Newmont's Senior Director of Financial Reporting from July 2008 to July 2011 and Director of Accounting Research from July 2005 to July 2008. Prior to joining Newmont, Mr. Spurbeck was Director of Accounting, Payment Services at First Data Corporation. Mr. Spurbeck began his career with Deloitte & Touche LLP. Mr. Spurbeck is a Certified Public Accountant and holds a Bachelor of Arts degree from Hillsdale College.

SHARE OWNERSHIP

The following table sets forth information, as of the close of business on February 17, 2017 (except as otherwise noted), concerning the beneficial ownership of our common stock by each beneficial holder of more than 5% of our outstanding shares of common stock, each of our current directors, each of the named executive officers listed in the Summary Compensation Table set forth below, and by all of our current directors and executive officers as a group.

Stockholder	Shares Beneficially Owned	Percent of Outstanding
The Vanguard Group, Inc.	20,265,795[1]	11.2%
Van Eck Associates Corporation	11,214,088[2]	6.2%
BlackRock, Inc.	11,038,011[3]	6.1%
Mitchell J. Krebs	654,321[4]	*
Peter C. Mitchell	251,283[4]	*
Frank L. Hanagarne, Jr.	272,528[4]	*
Casey M. Nault	214,355[4]	*
Hans J. Rasmussen	143,326[4]	*
Robert E. Mellor	112,200	*
John H. Robinson	97,035	*
Sebastian Edwards	87,755	*
J. Kenneth Thompson	86,134	*
Linda L. Adamany	81,114	*
Kevin S. Crutchfield	80,394	*
Randolph E. Gress	80,394	*
All current executive officers and directors as a group (13 persons)	2,373,110[4]	1.3%

* Holding constitutes less than 1% of the outstanding shares on February 17, 2017 of 181,055,852.

(1) As of December 31, 2016, based on information contained in a Schedule 13G/A filed on January 10, 2017, The Vanguard Group, Inc. has sole voting power over 314,269 shares, shared voting power over 30,695 shares, sole dispositive power over 19,930,781 shares and shared dispositive power over 335,014 shares. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(2) As of December 31, 2016, based on information contained in a Schedule 13G/A filed on February 13, 2017, Van Eck Associates Corporation has sole voting and dispositive power over 11,214,088 shares. The shares are held within mutual funds and other client accounts managed by Van Eck Associates Corporation, one of which individually own more than 5% of the outstanding shares. The address for Van Eck Associates Corporation is 666 Third Ave. – 9th Floor, New York, NY 10017.

(3) As of December 31, 2016, based on information contained in a Schedule 13G filed on January 30, 2017, Blackrock, Inc. has sole voting power over 10,659,512 shares and sole dispositive power over 11,038,011 shares. The address for Blackrock, Inc. is 55 E. 52nd St., New York, NY 10055.

(4) Holdings include the following shares which may be acquired upon the exercise of options outstanding under the 1989/2003/2015 Long-Term Incentive Plans and exercisable within 60 days of February 17, 2017: Mitchell J. Krebs — 92,290 shares; Frank L. Hanagarne, Jr. — 26,060 shares; Casey M. Nault — 18,207 shares; Hans J. Rasmussen – 5,598 shares and all current directors and executive officers as a group — 229,732 shares.

AUDIT COMMITTEE REPORT

The Audit Committee, which consists of Linda L. Adamany (Chair), Randolph E. Gress, John H. Robinson and J. Kenneth Thompson, is governed by its charter, a copy of which is available on our website at http://www.coeur.com/company/corporate-governance/charters-and-policies/audit-committee-charter#. The Board has determined that Linda L. Adamany is an "audit committee financial expert" within the meaning of rules adopted by the Securities and Exchange Commission. All of the members of the Audit Committee are "independent" as defined in the rules of the Securities and Exchange Commission and the listing standards of the New York Stock Exchange.

The Audit Committee assists the Board in fulfilling its responsibilities to stockholders with respect to our independent auditors, our internal audit function, our corporate accounting and reporting practices, and the quality and integrity of our financial statements and reports. The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditors and internal audit function.

The Audit Committee discussed with our independent auditors the scope, extent and procedures for the 2016 audit. Following completion of the audit, the Audit Committee met with our independent auditors, with and without management present, to discuss the results of their examinations, the cooperation received by the auditors during the audit examination, their evaluation of our internal controls over financial reporting and the overall quality of our financial reporting.

Management is primarily responsible for our financial statements, reporting process and systems of internal controls. In ensuring that management fulfilled that responsibility, the Audit Committee reviewed and discussed with management the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Discussion topics included the quality and acceptability of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and an assessment of the work of the independent auditors.

The independent auditors are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with the independent auditors their judgments as to the quality and acceptability of our accounting principles and such other matters as are required to be discussed under applicable standards of the Public Company Accounting Oversight Board. In addition, the Audit Committee received from the independent auditors written disclosures and a letter as required by applicable rules of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, discussed with the independent auditors their independence from us and our management, and considered the compatibility of non-audit services with the auditors' independence.

Grant Thornton LLP reported to the Audit Committee that:

- there were no disagreements with management;

- it was not aware of any consultations about significant matters that management discussed with other auditors;

- no major issues were discussed with management prior to Grant Thornton LLP's retention;

- it received full cooperation and complete access to our books and records;

- it was not aware of any material fraud or likely illegal acts as a result of its audit procedures;

- there were no material weaknesses identified in its testing of our internal control over financial reporting; and

- there were no known material misstatements identified in its review of our interim reports.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board (and the Board subsequently approved) the inclusion of the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for filing with the SEC.

In addition, the Audit Committee selected Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017. The Board has recommended to our stockholders that they ratify and approve the selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2017.

The Audit Committee is also responsible for establishing procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission of complaints by our employees, received through established procedures, of concerns regarding questionable accounting or auditing matters. Reference is made to the Audit Committee's charter for additional information as to the responsibilities and activities of the Audit Committee.

Audit Committee of the Board of Directors

LINDA L. ADAMANY, Chair
RANDOLPH E. GRESS
JOHN H. ROBINSON
J. KENNETH THOMPSON

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes our compensation program for the following individuals, all of whom are considered NEOs for 2016.

Name	Title
Mitchell J. Krebs	President and Chief Executive Officer
Peter C. Mitchell	Senior Vice President and Chief Financial Officer
Frank L. Hanagarne, Jr.	Senior Vice President and Chief Operating Officer
Casey M. Nault	Senior Vice President, General Counsel and Secretary
Hans J. Rasmussen	Senior Vice President, Exploration

This CD&A describes the components of our executive compensation program, providing a discussion of our executive compensation philosophy, policies and practices and the impact of Company performance on compensation results. It also describes how and why the Compensation Committee of the Board of Directors arrived at specific 2016 executive compensation decisions and the factors the Compensation Committee considered in making those decisions.

In this CD&A we use the following terms to describe our operations and results, some of which are non-GAAP financial measures. Please see "Appendix A – Certain Additional Information" for additional information and for any GAAP to non-GAAP reconciliations.

Term	Definition
AISC[1]	All-in sustaining costs
Ag	Silver
AgEq	Silver equivalent. Silver equivalence assumes a 60:1 silver to gold ratio except where noted as the ratio of average spot prices. Average spot prices for 2014 and 2016 were $19.08 and $17.14, respectively, for silver, and $1,266 and $1,251, respectively, for gold.
AgEqOz	Silver equivalent ounces
CAS[1]	Costs applicable to sales
EBITDA	Earnings before interest, taxes, depreciation and amortization
FCF/free cash flow	Cash flow from operating activities, less capital expenditures and royalty payments
LTM	Last twelve months

(1) Coeur uses CAS and AISC (as defined by the World Gold Council) per AgEqOz ounce to evaluate the Company's current operating performance and life of mine performance from discovery through reclamation. We believe these measures assist investors, analysts, and other stakeholders in understanding the costs associated with producing gold and silver and assessing our operating performance and ability to generate free cash flow from operations.

Executive Summary

Our executive compensation program aligns with our strong pay-for-performance philosophy and ties a substantial portion of executive compensation to the achievement of annual and long-term strategic objectives. The objectives of our executive compensation program are to (i) drive performance against critical strategic goals designed to create long-term stockholder value and (ii) pay our executives at a level and in a manner that ensures

Coeur is capable of attracting, motivating and retaining top executive talent. We believe these compensation objectives will lead to achievement of our long-term strategic objectives, including lowering costs, increasing free cash flow, and increasing reserves and other measured and indicated mineralized material. Management is confident that achievement of these objectives will drive positive long-term stock performance.

> Despite strong operational, financial and TSR performance in 2016, compensation actually paid to executives was adversely impacted by underperformance in three-year TSR, demonstrating alignment with stockholders.

Coeur's 2016 Performance

Against a backdrop of improving metals prices and TSR outperformance relative to our peers, in 2016 we continued to execute on our multi-year strategic repositioning with demonstrated successful results. We made great progress strengthening our balance sheet, continuing to make operational improvements

resulting in improved efficiency, executing significant organic growth projects and generating positive high-grade exploration results under our revitalized and expanded exploration program. We believe we are well-positioned to achieve our strategic objectives and create long-term value for our stockholders.

2016 Objectives	2016 Result
Strengthen Operational Performance Through Continued Execution of Repositioning Strategy	✓ Significant cost reductions since 2013 ✓ 2016 CAS and adjusted CAS per average spot AgEqOz[(1)] for primary silver operations of $11.12 and $10.99, respectively, and 2016 Companywide AISC and adjusted AISC per average spot AgEqOz[(1)] of $14.27 and $14.09, respectively, due primarily to internally generated cost reductions resulting from operational efficiencies, higher recovery rates and rationalization of outside services ✓ Invested in expected high-return initiatives at the Rochester mine in Nevada, including successful conversion drilling, resulting in increases in gold and silver reserve ounces of over 68% and 40%, respectively, at year-end 2016; extended mine life by approximately seven years; continued reductions in unit costs; stage IV leach pad expansion expected to be completed mid-year 2017; ongoing expansion into and exploration of east Rochester. 2017 production levels are expected to be higher once the new leach pad is in place. ✓ 2016 continued the repositioning of the Palmarejo complex for strong cash flow in 2017 and beyond. Legacy open pit and underground operations were completed while underground operations at Guadalupe and Independencia steadily ramped up, reaching a mining rate of approximately 2,400 and 1,000 tons per day, respectively, as of year-end 2016. Completed processing plant upgrades in the third quarter of 2016 which are boosting recovery rates and cash flow. ✓ In July 2016, the 400,000-ounce minimum royalty obligation with Franco-Nevada was achieved and the new, more favorable gold stream agreement became effective, which is expected to significantly improve Palmarejo's cash flow ✓ G&A expense declined by 10% in 2016 and has declined 47% since year-end 2013

2016 Objectives	2016 Result
Focus on Returns-Driven, High Quality Growth	✓ Production at the Palmarejo complex is expected to grow to 13.1-14.2 million AgEqOz[(1)] in 2017, an approximately 53% increase, from 8.9 million AgEqOz[(1)] in 2016 ✓ Improved grades and plant recovery rates at Wharf contributed to full year production exceeding the high-end of Company guidance by over 9,000 gold ounces. Through year-end, Wharf had generated total free cash flow of $86.4 million since Coeur's acquisition of Wharf for ~$99 million in February 2015 ✓ Construction of the Stage IV leach pad expansion at Rochester remains on-schedule and on-budget and is expected to be commissioned in the third quarter of 2017 ✓ Continued development of the higher-grade Jualin deposit at Kensington, which is expected to reach production late in 2017 ✓ Expanded exploration program in 2016 at operating mines and two early stage exploration properties. Expensed exploration is expected to nearly double in 2017 to $23-$25 million primarily due to increased drilling at Palmarejo and La Preciosa, and an additional $11-$13 million of capital is expected to be allocated to resource conversion ✓ Continued focus on lower-risk, higher-probability exploration near existing infrastructure in order to identify higher-grade mineralization, which should lead to higher-margin future production and cash flow over longer mine lives ✓ Reassessing alternative development and operating plan for the La Preciosa project in Mexico

Prioritizing Balance Sheet Strength and Flexibility	✓ Opportunistically took advantage of significantly strengthened equity valuation to complete two "at-the-market" offerings of common stock in the fourth quarter and second quarter, raising $200 million and $75 million in gross proceeds, respectively, with proceeds used to repay debt
	✓ Total debt reduced by $279.5 million year-over-year, representing a reduction of over 60% of total debt since 3Q2015 and a reduction of our total debt to LTM adjusted EBITDA[(1)] ratio to 1.0x, down from 5.5x since the third quarter of 2015. This reduction is expected to reduce annual interest expense by $25 million. During 2016, Coeur:
	  ■ repaid $190 million in outstanding principal amount of our Senior Notes
	  ■ repaid $99 million remaining outstanding principal of our secured term loan
	  ■ exchanged $10.8 million in outstanding principal amount of our Senior Notes for shares of common stock through two privately-negotiated agreements
	  ■ redeemed the remaining outstanding principal amount of our convertible senior notes

Growing Track Record of Delivering on Commitments	✓ The Company met 2016 production guidance, as increased in the third quarter. The Company beat cost guidance, which was revised downward in the third quarter, on a companywide AISC per AgEqOz[(1)] basis ✓ Completed $23.8 million of sales of non-core assets in 2016; additional sale of approximately $25 million of assets in Argentina was completed in the first quarter of 2017

(1) Please see "Appendix A - Certain Additional Information" for reconciliations of GAAP to non-GAAP financial measures included in this section.

2016 Executive Compensation Results Aligned with 2016 Performance and Stockholder Interests

The Compensation Committee continues to drive our pay-for-performance philosophy and is mindful that despite strong operating and financial performance and outperforming our peers in relative TSR during 2016, our stock price declined significantly in prior years driven by dramatic declines in gold and silver prices and our cost-reduction initiatives having not yet fully taken hold. Our three-year TSR performance for the period from January 1, 2014 to December 31, 2016 was negative 3% (calculated on an annualized basis using the average share prices from the fourth quarter of 2013 and the fourth quarter of 2016), at the 32nd percentile of peers. The loss of value realized by our executives from prior year equity incentive awards demonstrates the strong link between pay actually delivered and stockholder returns. More specifically:

- NEOs saw continued erosion in the value of prior year awards that vested in 2016 under our Long-Term Incentive Program ("LTIP")

  - NEOs received zero payout for performance shares granted in 2013 that would have been paid out during 2016, representing loss of approximately $900,000 in potential CEO compensation, or 66% of total LTIP grants in 2013 (based on target grant date award value)

  - Realized value of 2014 LTIP awards significantly lower than grant date target value (67% reduction for CEO)

  - Overall, 2014 performance shares covering the three-year period ended December 31, 2016 paid out at 23% of target:

    - Zero payout for performance shares granted in 2014 that were tied to internal performance metrics, representing forfeiture of 50% of the total award opportunity (30% of total 2014 LTIP grant) for each executive, and $585,000 in potential CEO compensation

    - 46% payout for 2014 performance shares tied to three-year relative TSR performance, representing the other 50% of the total award opportunity,

reflecting relative TSR underperformance over the three-year period despite 267% one-year TSR in 2016

- Realized value of restricted stock granted to NEOs in 2013, 2014 and 2015 that vested in 2016 was significantly lower as of the 2016 vesting date than at grant date, in line with a decrease in stock price over the same period of time (81% loss in value for CEO as of the 2016 vesting date compared to grant date values)

- 2016 LTIP target award values were reduced by 20% in 2016 compared to 2015. For the 2016 performance share award, the maximum payout for the relative TSR component was reduced to 150% (previously 200%) of target and maximum payouts continue to be capped at 100% of target if overall TSR is negative

- Due to continued strong achievement of internal operational goals, the Company performance component of our 2016 AIP was 111% of target. For 2016, 100% of our CEO's AIP award was linked to Company performance. The 2016 Company performance measures were designed to complement the measures used for performance share awards in driving achievement of multi-year strategic initiatives directly aligned with the creation of long-term value for our stockholders

- Our AIP policy was updated to provide that the individual performance component for NEOs would be capped at 100% of target in any year that Company TSR is negative

- NEOs other than CEO were also rewarded under the AIP based on achievement of specific individual objectives developed for each executive at the beginning of the year (CEO's AIP based 100% on Company performance)

- Included in 2016 compensation is a one-time payout of $2 million under our CEO's long-term supplemental incentive opportunity entered into in 2014 and described in more detail beginning on p. 46. This payout was tied directly to achievement of a strategically critical permitting and expansion initiative at the Company's Rochester mine in Nevada. This highly complex objective required effective coordination of permitting, government relations, capital project management, engineering, construction, operations and cash management. This goal was satisfied in September 2016 and the expansion project is well underway and expected to be completed in the third quarter of 2017. The final component under the CEO's long-term

supplemental incentive opportunity was tied to outperformance of peers in relative three-year TSR, measured from 2014 to year-end 2016, which did not result in a payout to Mr. Krebs.

> The realized value of our CEO's 2014 equity grant was 67% lower than target grant value over the three-year period, demonstrating alignment with stockholder returns



Realized Value of 2014 CEO Equity Grant

* Realized pay value based on the Company's stock price at December 31, 2016 and including the restricted stock that vested in January 2017.

Our Executive Compensation Practices

Below is a summary of compensation practices we have adopted and practices we avoid because we believe they are not aligned with our executive compensation and corporate governance principles.

What We Do	What We Do Not Do
✓ Pay for performance with strong alignment of realized pay to TSR	✗ No excise tax gross-ups, tax gross-ups on perquisites or tax gross-ups applicable to change-in-control and severance payments
✓ Proactive stockholder outreach with meaningful compensation program changes made based on feedback	✗ No hedging Coeur stock
✓ Annual Incentive Plan metrics drive stockholder value, with rigorous goals tied to Board-approved budget	✗ No pledging Coeur stock
✓ Majority of equity compensation in the form of performance shares with 3-year cliff vesting tied to relative TSR and rigorous value-driving internal performance metrics (23% payout for 3-year period ended 2016, zero payout previous two years)	✗ No holding Coeur stock in margin accounts
✓ Majority of compensation "at-risk"	✗ No employment contracts for NEOs other than CEO
✓ Independent compensation consultant	✗ No re-pricing of stock options or SARs without stockholder approval
✓ Modest perquisites	✗ No guaranteed bonuses for NEOs
✓ "Double trigger" equity acceleration upon a change-in-control	✗ No "single trigger" cash severance based solely upon a change-in-control of the company
✓ Stock ownership guidelines for our directors and executive officers, including 6x base salary for CEO	
✓ Clawback policy	
✓ Annual stockholder "say on pay" vote	

Our 2016 Executive Compensation Components

Compensation Component	Objective	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Not Linked to Stock Price
Base Salary	Provide a fixed base pay appropriate for position, responsibilities and experience level		✓		✓
Annual Incentive Plan	Drive achievement of annual Company financial and operational goals and individual executive goals (other than CEO)	✓			✓
Long-Term Restricted Stock	Align executive and stockholder interests; attract and retain talented executives		✓	✓	
Internal Metric-Based Performance Shares	Align executive and stockholder interests, drive achievement of internal performance goals directly tied to the creation of long-term stockholder value, attract and retain talented executives	✓		✓	
TSR-Based Performance Shares	Align executive and stockholder interests, drive the creation of long-term stockholder value by linking payouts to TSR relative to peers, attract and retain talented executives	✓		✓	
Limited Benefits and Perquisites	Attract and retain talented executives through limited, competitive all-employee benefit programs		✓		✓

In addition, our CEO's 2016 compensation included the following:

Compensation Component	Objective	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Not Linked to Stock Price
CEO Supplemental Incentive Plan	Drive achievement of multi-year Company financial and operational goals and relative TSR	✓		✓	

Stockholder Outreach

At our 2016 Annual Meeting, we received support from 81.5% of votes cast on the Company's say on pay proposal, up from 65% in 2015. We believe this stronger support was the result of increased stockholder outreach efforts, above-target execution of our multi-year strategic transformation of the Company during 2015, support and understanding by our stockholders of how our executive compensation practices are aligned with the creation of long-term stockholder value, and important changes to our executive compensation practices made by the Compensation Committee to address concerns communicated by our stockholders in 2015 and 2016. These changes include variable rather than fixed 2016 LTIP grants and significantly reduced 2016 LTIP awards compared to 2015 and prior years; CEO base salary remaining the same in 2016 for the third year in a row; and our CEO's 2016 AIP award being based 100% on Company performance.

During 2016, we proactively reached out to stockholders representing 45% of our aggregate outstanding shares (as of June 30, 2016) and engaged with all who responded to our invitation to discuss corporate governance, executive compensation and other matters. Also in 2016, we conducted activities and events such as analyst meetings, investor conferences, and the 2016 Annual Stockholders' Meeting. In total in 2016, management conducted 20 presentations, held 137 one-on-one meetings with investors, and hosted 22 conference calls with investors allowing for questions and answers with management, 4 of which also included analysts. The following is a summary of the feedback we received from stockholders in 2015 and 2016 and executive compensation changes resulting from our outreach efforts.

Stockholder Feedback	Response/Changes to Executive Compensation
Ensure strong pay-for-performance alignment	- Executives are compensated both for (i) achieving objectives directly tied to creation of long-term stockholder value and (ii) strong relative TSR performance - NEOs received zero payout for performance shares granted in both 2012 and 2013 under the LTIP, representing forfeiture of an aggregate of $1.3 million in potential CEO compensation, or 38% of total LTIP grants in 2012 and 2013 (based on target grant date award value). Reflects relative TSR underperformance and the impact of sharp declines in gold and silver prices on internal performance metrics - Overall payout of 23% of target for 2014 performance shares covering the three-year period ended December 31, 2016. Zero payout of 50% of performance shares granted in 2014 that were tied to internal performance metrics, representing forfeiture of $584,997 in potential CEO compensation, or 30% of total 2014 LTIP grant; payout for 50% of 2014 performance shares tied to three-year relative TSR performance was 46% of target grant date award value, reflecting relative TSR underperformance - Realized value of 2014 LTIP awards significantly lower than grant date target value (67% reduction for CEO at December 31, 2016 and including the restricted stock that vested in January 2017) 2016 LTIP target award values reduced by 20%. For performance shares, reduced maximum payout for relative TSR component to 150% (previously 200%) and continued to cap maximum payouts at 100% if overall TSR is negative

Stockholder Feedback	Response/Changes to Executive Compensation
Target compensation at 50th-75th percentile of peer group	■ 2016 CEO base salary the same for the third consecutive year and below median of peer group ■ AIP and LTIP target award values set at or above the median of our peer group, but generally below the 75th percentile of the peer group, to encourage and reward performance that drives stockholder value and retain top-level executive talent
AIP and LTIP performance metrics should encourage long-term performance	■ In 2016, strong operational performance led to achievement of annual goals that drive long-term stockholder value ■ LTIP metrics designed to advance long-term stockholder value by rewarding executives for outperforming peers on TSR and increasing operating cash flow and reserves and measured and indicated mineralized material per share ■ AIP metrics reward meeting or beating budget for (i) production, (ii) operating cash flow, and (iii) costs, and (iv) strong safety and environmental performance, all of which tie to long-term value creation for stockholders ■ CEO 2016 AIP award based 100% on Company performance, to further align CEO compensation with Company performance
Performance goal targets should not be reduced, and positive discretion on performance relative to goals should not be exercised	■ No reduction in targets or exercise of positive discretion in 2016
Individual performance ratings for executives under the AIP should not exceed 100% when annual TSR is negative	■ Company TSR was 267% in 2016. ■ Individual performance ratings were below 100% in 2015 due to negative TSR
Update peer group to make it as relevant as possible	■ Our 2016 peer group was updated to increase the proportion of precious metals mining companies to 70% of the peer group (from 55% in 2015). For 2016 we added OceanaGold Corp., Primero Mining Corp., Tahoe Resources Inc., and for purposes of comparing relative TSR performance only, Newmont Mining Corp. ■ Our 2017 peer group was further expanded to provide greater relevance for compensation and relative TSR comparisons and further increase the proportion of precious metals mining companies. For 2017 we added precious metals peers IAMGOLD Corporation, B2Gold Corp. and Royal Gold Inc., and U.S. metals and mining peers, Century Aluminum Company, TimkenSteel Corporation and U.S. Silica Holdings, Inc. and removed Globe Specialty Metals, which was acquired, and A.M. Castle and Golden Star Resources due to significant differences in market capitalization compared to Coeur.
Disclose specific goal targets for performance shares tied to internal metrics	■ Specific goal targets for performance shares tied to internal metrics awarded in 2016 are disclosed in this CD&A
Clarify the goals under the CEO supplemental incentive plan and their link to creating stockholder value	Please refer to the discussion of the CEO supplemental incentive opportunity on p. 46.

2014–2016 Executive Compensation Results

Realized and Realizable Pay for CEO: 2014 through 2016

The Summary Compensation Table ("SCT") on page 69 illustrates the target value of executive pay at the beginning of a year or time period but does not account for the final payout of performance shares, if any, or the effect of a changing stock price on the value of restricted stock. Since awards under the Company's LTIP do not fully vest until after three years, it can be difficult to assess the link between pay and performance by reviewing the SCT alone. For that reason, we also analyze both realized and realizable pay. Realized pay demonstrates the *actual* impact on executive pay of changes in our share price during the performance period, and realizable pay measures the compensation value that *could* be realized by executives over a given time period, taking into account the change in Company stock price during that time.

Realized pay measures the value of compensation received by an individual over a given time period measured as of the dates it is received. Shares of restricted stock that vest during the applicable time period are valued at the date of vesting, and performance shares are valued at the date of payout, if any. Realizable pay represents a snapshot of the value of compensation (measured at the end of the time period) awarded to an individual during the applicable period of time, including components of compensation that are unvested or unearned as of the end of the period. Realizable pay therefore provides a view of potential compensation and its link to performance. Measures of realizable pay assume target payout of performance shares, and value unvested restricted stock and unearned performance shares as of the last date of the applicable period, in this case December 31, 2016. Performance shares may ultimately pay out at below target or not at all, and the value of unvested restricted shares will vary based on our stock price.

The graph below illustrates three-year SCT ("SCT Pay") total compensation compared to three-year realized total compensation and three-year realizable total compensation for our CEO for the 2014-2016 period. The graph illustrates no differences between the comparisons for salary, cash incentives, or other annual compensation, as these compensation components are paid in cash. However, the difference between long-term compensation values is significant. In the realized pay calculation, the value

of restricted stock awarded in prior years and vesting in 2014, 2015 and 2016 was significantly eroded by a sharp decrease in the Company's share price from the second half of 2012 to early 2016, caused primarily by weakened metals prices and our historical high cost structure which we have now significantly improved. There was zero payout for performance shares in 2016 and 2015 for the 2013-2015 and 2012-2014 performance periods, respectively, due to poor TSR performance, partially offset by the payout in 2014 of TSR-based performance shares for the 2011-2013 performance period.

By comparison, the increase in realizable pay is evidence of the strong performance by management in executing a multi-year strategic transformation of the Company as well as strong TSR and improving metals prices in 2016. The success of this transformation, through achievement of the objectives discussed above, has led to industry-leading cost reductions, increased metals production, identification of higher grade mineral deposits, and a strengthened balance sheet which, in concert with a moderate recovery in metals prices in 2016, resulted in 267% TSR for 2016. Since a high proportion of our CEO's compensation is in the form of equity to align the interests of our CEO with our stockholders, the appreciation in value of our stock in 2016 led to a corresponding increase in the value of restricted shares and performance shares granted to our CEO during the 2014-2016 performance period. The Compensation Committee views such appreciation of evidence that our compensation program is effectively linking superior operational performance and stock price performance with increases in the realizable value of compensation.

In summary, the chart below demonstrates:

- SCT Pay awarded at levels consistent with our compensation philosophy;

- Realized pay 39% lower than SCT Pay, demonstrating alignment with stockholders during a period of time when our stock price declined significantly due primarily to a substantial decline in gold and silver prices; and

- Realizable pay that reflects the alignment of our compensation program with stockholder returns against the backdrop of 267% one-year TSR in 2016.



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*   "Cash Incentives" includes an aggregate of $3,000,000 earned under Mr. Krebs's supplemental incentive opportunity entered into in 2014 and tied to multi-year performance objectives described in more detail in this CD&A on page 46.

Three Year NEO Realized Pay

Average NEO realized compensation over the three-year period ended December 31, 2016 was significantly lower than SCT Pay over the same period, and the average value of NEO realizable compensation over the three-year period from 2014-2016 measured as of December 31, 2016 increased demonstrating alignment with stockholder returns against the backdrop of 267% one-year TSR in 2016. The decrease in NEO realized compensation and increase in NEO realizable compensation were impacted by the same factors as the CEO and discussed above other than the CEO supplemental incentive opportunity.



Payment of Final Component under CEO Supplemental Incentive Opportunity

On July 30, 2014, the Board granted to our CEO a supplemental incentive compensation opportunity. The supplemental incentive provided Mr. Krebs the opportunity to earn up to $3.75 million in supplemental incentive compensation primarily for achievement of two multi-year strategic performance components and outperforming peers in relative TSR. Payouts generally required Mr. Krebs's continued employment with Coeur, in addition to meeting the performance goals. The Board awarded Mr. Krebs the supplemental incentive opportunity for retention purposes and to drive performance against critical long-term strategic objectives; specifically, (1) operating cost reductions, (2) timely expansion of our Rochester mine and (3) outperforming peers on a relative TSR basis over the same time periods for components 1 and 2. These components directly align with our strategy and compensation philosophy.

The Board viewed it as critical to retain Mr. Krebs through the duration of our multi-year strategic plan to transform the Company to being a higher margin, lower cost, higher free cash flow precious metals mining company. This transformation has been underway since shortly after Mr. Krebs became CEO in 2011, at which time our mines were generating strong cash flow in a very high gold and silver price environment, but were among the highest cost mines in the industry and had comparatively limited projected mine lives based on reserves. We are now seeing the impact of the strategic transformation led by Mr. Krebs with the support of our Board on our operating results.

This underscores the importance of maintaining continuity of CEO leadership and as we continue to execute our strategy to transform the Company to higher grades, lower unit costs, and higher margins and free cash flow.

As more fully discussed on pages 40 and 44, our pay-for-performance philosophy and allocation of a majority of CEO compensation to equity incentive awards also means that Mr. Krebs's realized pay has materially declined in prior years due to performance shares not being earned and the erosion of value of other prior equity awards due mostly to lower precious metals prices from 2013-2016. Mr. Krebs is a relatively young and well-educated chief executive who is highly marketable both in our headquarters location of Chicago and elsewhere. Given the erosion in value of unvested prior equity awards, the Board viewed it as critical to provide

Mr. Krebs with multi-year incentives meaningful enough to keep him from pursuing other opportunities. In addition, since Mr. Krebs has relocated the Company's headquarters and largely reconstituted the entire executive team and a majority of the corporate and mine management staff, we believe his departure likely would lead to the departures of other executives and key management critical to the achievement of our long-term strategy.

At year-end 2015, Mr. Krebs achieved the first component through the Company's industry-leading cost reductions (which exceeded the objective 5% goal), and accordingly received the related $1 million payout. Mr. Krebs forfeited the potential $250,000 payout for the portion of component 3 that was related to component 1 since our TSR was below the median of our peers over the performance period.

Mr. Krebs was eligible to earn the remaining $2 million under this opportunity based on achievement by December 31, 2016 of a strategically critical permitting and expansion initiative at the Company's Rochester Mine in Nevada, its second largest mine in terms of 2016 production. Achieving this objective was highly complex and required effective coordination of permitting, government relations, capital project management, engineering, construction, operations, and cash management. Mr. Krebs was also eligible to earn an additional $500,000 for outperformance of peers in relative TSR over a three-year period, measured at year-end 2016. As of December 31, 2016, the supplemental incentive opportunity had ended.

Component	Results	2016 Payout
Receipt of permits and commencement of site physical site preparation for construction of significant new leach pad capacity at Rochester ("Component 2")	*Achieved*	$2,000,000
If Component 2 achieved, outperformance of the median of our TSR peer group on a relative TSR basis over the same performance period (opportunity for up to $500,000 payout)	*Not Achieved* – Coeur performed in the 32nd percentile of the peer group (performance ranked 8th out of 13 peers)	none

Payment under Special Incentive Opportunity for Senior Vice President, Exploration

In 2016, Mr. Rasmussen was granted a special incentive opportunity to receive a $100,000 payment for 2016. The special incentive opportunity was granted to Mr. Rasmussen prior to his appointment as an executive officer of the Company. The opportunity was tied to achievement of a goal to add at least 50 million silver equivalent ounces of total resources across all resource categories at or above current resource grade during 2016 on a gross basis (i.e., not net of mining depletion) (See Appendix A - Reserves, Resources and Mineralized Material). This special incentive was intended to tie a meaningful portion of Mr. Rasmussen's incentive opportunity to the Company's strategic objective to expand its exploration program. In particular, in recognition of limited exploration spending in prior years due to lower metals prices and execution of the Company's strategic repositioning, the Company determined that this incentive opportunity was appropriate in 2016 as we placed renewed emphasis on discovering new, higher-grade material located near existing infrastructure, with the potential of increasing future production and cash flow, reducing costs and extending mine lives. Following year-end 2016, the Company determined the goal was not achieved, and therefore Mr. Rasmussen was not entitled to receive a payout under the special incentive opportunity.

Compensation Objectives and Principles

The primary objective of our executive compensation program is to drive performance against critical strategic goals designed to create long-term stockholder value.

The second objective is to pay our executives at a level and in a manner that ensures Coeur is capable of attracting, motivating and retaining our high-level talent. Attraction and retention of executive talent is a significant factor in many of the compensation decisions discussed below.

Principles of Executive Compensation Program

In order to meet these compensation objectives in the design and governance of compensation programs for our executive officers, including the NEOs, the Compensation Committee is guided by the view that compensation at Coeur should be:

Performance-based	■ Reward both Companywide results and individual performance ■ Focus on objectives that are tied to the creation of long-term stockholder value and directly under the control of executives ■ 77% of the CEO's 2016 total direct compensation[(1)] is not fixed but is variable and "at risk" and is earned based on achievement of performance goals tied to the creation of long-term stockholder value and/or tied to the market value of Coeur stock
Market-competitive	■ Benchmark compensation levels to companies in the precious metals and mining industries and other US metals companies ■ Target total direct compensation at the market median with the opportunity to achieve superior performance-based compensation with outstanding performance
Aligned with Stockholders	■ High percentage of total compensation in the form of stock-based awards ■ majority are performance shares that vest only if objective, three-year performance goals directly tied to the creation of long-term stockholder value are achieved ■ Award values actually realized by executives depend on Company performance and the market price of Coeur stock, thus aligning executive and stockholder interests ■ Despite continued operational successes, Compensation Committee significantly reduced 2016 target equity award values in light of negative TSR in 2015
Transparent	■ Clear communication of performance goals and the incentive pay programs used to reward achievement of these results ■ Clear disclosure of compensation philosophy and rationale for programs

(1)   Total direct compensation is composed of annual base salary, target annual cash incentive opportunity and target annual long-term equity incentive award value.

Determining Executive Compensation

We support our compensation objectives and principles through a number of policies and processes during our annual compensation decision-making process.

Pay Mix: In determining the mix of compensation components and the value of each component for each of our NEOs, the Compensation Committee takes into account the executive's role, the competitive market, individual and Company performance and internal equity. Details of the various programs and how they support the overall business strategy are outlined below in "Compensation Components." Consistent with a performance-based philosophy, our compensation program emphasizes pay at risk. The percentage of an executive's compensation opportunity that is at risk or variable instead of fixed is based primarily on the executive's role at Coeur. Executives who are in a greater position to directly influence our overall performance have a larger portion of their pay at risk through short- and long-term incentive programs compared to other executives. The CEO has more pay at risk than the other NEOs, consistent with the competitive market.

Our mix of target total direct compensation elements in 2016 is detailed below.

Named Executive Officer	Variable and "At Risk" Compensation (as a % of Total Direct Compensation)			Fixed Compensation (as a % of Total Direct Compensation)
	Long-Term Equity Incentives	Annual Incentives[1]	Total Variable	Base Salary
CEO	54%	23%	77%	23%
Other NEOs (average)	53%	19%	72%	28%

CEO



Total Variable Pay — 77%

NEO (Average)



Total Variable Pay — 72%

(1) The multi-year CEO supplemental incentive opportunity and the special incentive opportunity granted to Mr. Rasmussen are not reflected in the CEO graph or NEO graph, respectively, because neither is part of regular annual total direct compensation; if they were, the proportion of CEO compensation and NEO (average) compensation that are variable and "at risk" would increase. Mr. Krebs's multi-year supplemental incentive plan and Mr. Rasmussen's special incentive opportunity are more fully explained on pages 46 and 47, respectively.

The pay mix we targeted in 2016 was heavily performance-based, with modest salaries and benefits relative to market data. For the CEO, 33% of total direct compensation was in the form of performance shares, and 23% was linked to annual incentives tied to Company performance goals.

In addition, another 22% of 2016 CEO total direct compensation was variable and at risk in the form of time-vested restricted stock.

Competitive Market Assessment: The Compensation Committee annually reviews the compensation of executives relative to the competitive market, based on assessments prepared by its independent compensation consultant. This review typically takes place in the second half of the calendar year after proxy data for the most recent year is available. The consultant's assessment is prepared in advance of the Compensation Committee meeting, and includes an evaluation of base salary, annual and long-term incentive opportunities and practices, and overall total compensation practices. In preparing this assessment, the compensation consultant analyzes publicly disclosed compensation data from a peer group of precious metals, base metals and mineral mining companies (see "Peer Groups" below). The

consultant also uses specific industry surveys as a supplement to proxy research. Management, together with the Compensation Committee's compensation consultant, assists the Committee by providing data, analyses and recommendations regarding the Company's executive compensation practices and policies.

Peer Groups: The Compensation Committee establishes peer groups to help make executive pay decisions and to measure TSR against our competitors. As a member of the precious metals mining industry, we compete for executive talent with other precious metals mining companies, as well as with base metal and mineral mining companies and, for some executives, companies in unrelated industries. Precious metals firms of comparable size and complexity are few — therefore, the Compensation Committee takes a balanced approach in its peer group selection, drawing peers from two general categories with revenues generally between 0.4 and 2.5 times our revenues:

■ *Precious Metals and Mining Peer Group*: Consisting entirely of precious metals and mining companies, and a mix of U.S and Canadian companies.



■ *U.S. Metals and Mining Companies*: Consisting of U.S. companies, primarily diversified metals and mining companies, with the intent of a better benchmark for U.S. company compensation and also better reflecting a peer group that we believe would be used by leading proxy advisory firms.

2016 Peer Group

For 2016, the Compensation Committee considered how best to structure peer groups for both relative TSR performance (discussed below in the section "Performance Shares") and compensation benchmarking. The most relevant companies for comparing relative TSR performance continue to be predominately Canadian. However, we believe a broader group of peers, including similarly sized U.S. Metals and Mining companies, is more relevant for compensation benchmarking purposes. Our 2016 peer

group was updated to increase the proportion of precious metals mining companies to 70% of the peer group (from 55% in 2015). For 2016 we added OceanaGold Corp., Primero Mining Corp., Tahoe Resources Inc., and for purposes of comparing relative TSR performance only, Newmont Mining Corp. For 2016 we removed: (i) Carpenter Technology Corp. and Century Aluminum Co. because they were not as relevant in late 2015 when the peer group was reviewed in terms of industry or revenue and market capitalization, (ii) Aurico Gold Inc. and RTI International Metals Inc. because they were acquired by other companies (Aurico by Alamos Gold, which remains in our peer group), and (iii) Allied Nevada Gold because it went through bankruptcy and is therefore less relevant as a peer. Accordingly, for 2016 the Compensation Committee identified the peer group below, with revenue and market capitalization statistics presented as of the most recently issued proxy statements (or Canadian equivalents):

2016 Peer Company	Revenue* ($ millions)	Market Cap* ($ millions)	Corporate Headquarters	Industry
Agnico-Eagle Mines Ltd.	$1,985	$5,714	Canada	Precious Metals & Mining
Suncoke Energy, Inc.	$1,363	$ 222	US	Steel
Kaiser Aluminum Corp.	$1,392	$1,484	US	Aluminum
Compass Minerals International Inc.	$1,099	$2,537	US	Diversified Metals & Mining
Materion Corp.	$1,025	$ 560	US	Diversified Metals & Mining
A.M. Castle & Co.	$ 771	$ 37	US	Steel
Stillwater Mining Co.	$ 726	$1,037	US	Diversified Metals & Mining
Centerra Gold	$ 624	$1,222	Canada	Precious Metals & Mining
Globe Specialty Metals Inc.	$ 801	$1,305	US	Diversified Metals & Mining
Pan American Silver Corp.	$ 675	$1,070	Canada	Precious Metals & Mining
New Gold Inc.	$ 713	$1,284	Canada	Precious Metals & Mining
Hecla Mining Co.	$ 444	$ 715	US	Precious Metals & Mining
Hochschild Mining	$ 469	$ 952	UK	Precious Metals & Mining
Golden Star Resources Ltd.	$ 255	$ 48	Canada	Precious Metals & Mining
Silver Standard Resources	$ 375	$ 453	Canada	Precious Metals & Mining
First Majestic Silver Corp.	$ 219	$ 549	Canada	Precious Metals & Mining
Alamos Gold Inc.	$ 355	$ 911	Canada	Precious Metals & Mining
OceanaGold Corporation	$ 508	$1,247	Australia	Precious Metals & Mining
Primero Mining Corp.	$ 291	$ 397	Canada	Precious Metals & Mining
Tahoe Resources Inc.	$ 520	$2,130	US	Precious Metals & Mining
Median:	$ 649	$ 994[1]		

	Revenue* ($ millions)	Market Cap* ($ millions)		Industry
Coeur Mining, Inc.	$646	$375[1]	US	Precious Metals & Mining

*   As publicly disclosed as of the date of filing of each company's proxy statement or home country equivalent filed in 2016.

(1)   The median market capitalization for the 2016 peer group and Coeur Mining, Inc., as of December 31, 2016, was $1,586 million and $1,645 million, respectively, demonstrating Coeur's outperformance of peers in one-year TSR and bringing Coeur back in line with the peer median.

For 2016, as in recent years, the Compensation Committee determined that it would use a subset of the full peer group consisting of Precious Metals and Mining companies shown in the table below for TSR benchmarking, which the Compensation Committee believes represents the most relevant industry peer group for measuring relative TSR for purposes of performance share awards since our stock price is not impacted by the same market forces as the stock of producers of steel, aluminum and other commodities included in the full 2016 peer group. The TSR peer group is composed of other precious metals mining companies which, like Coeur, see their stock prices significantly impacted by changes in prices of gold and silver.

2016 TSR Peer Company	Revenue* ($ millions)	Market Cap* ($ millions)	Corporate Headquarters
Agnico-Eagle Mines Ltd.	$1,985	$5,714	Canada
Alamos Gold Inc.	$ 355	$ 911	Canada
Centerra Gold	$ 624	$1,222	Canada
First Majestic Silver Corp.	$ 219	$ 549	Canada
Hecla Mining Co.	$ 444	$ 715	US
Hochschild Mining	$ 469	$ 952	UK
New Gold Inc.	$ 713	$1,284	Canada
Newmont Mining Corp.	$ 726	$2,170	US
OceanaGold	$ 508	$1,247	Australia
Pan American Silver Corp.	$ 675	$1,070	Canada
Primero Mining Corp.	$ 291	$ 397	Canada
Silver Standard	$ 375	$ 453	Canada
Stillwater Mining Co.	$ 726	$1,037	US
Tahoe Resources Inc.	$ 520	$2,130	US
Median:	$ 514	$1,054[1]	

	Revenue* ($ millions)	Market Cap* ($ millions)	
Coeur Mining, Inc.	$646	$375[1]	US

* As publicly disclosed as of the date of filing of each company's proxy statement or home country equivalent filed in 2016.

(1) The median market capitalization for the 2016 TSR peer group and Coeur Mining, Inc., as of December 31, 2016, was $1,823 million and $1,645 million, respectively, demonstrating Coeur's outperformance of peers in one-year TSR and bringing Coeur back in line with the peer median.

2017 Peer Group: Enhanced Relevance

Our 2017 peer group was further expanded to provide greater relevance for compensation and relative TSR comparisons and increase the proportion of precious metals mining companies to 71%. For 2017 we added precious metals peers IAMGOLD Corporation, B2Gold Corp., and Royal Gold Inc., and U.S. metals and mining peers Century Aluminum Company, TimkenSteel Corporation and U.S. Silica Holdings, Inc. and removed Globe Specialty Metals, which was acquired, and A.M. Castle and Golden Star Resources due to decreased relevance tied to significantly smaller market capitalization and revenues compared to Coeur.

The Compensation Committee continues to include a balanced mix of similarly-sized precious metals mining companies, most of which are based outside of the U.S., and U.S. metals and mining firms (which include diversified metals and mining companies like steel and aluminum producers) to provide U.S. company compensation benchmarks and better reflect peers we believe leading proxy advisory firms would use. We continue to use only the precious metals mining companies to measure relative TSR for performance share purposes.



Compensation Components

In 2016, our executive compensation program was designed so that performance-based pay was the majority of total direct compensation in support of our principle of aligning pay with Company performance.

Compensation Component	Objective	Key Features	Value Linked to Stock Price
Base salary	■ Provide a fixed base pay for performance of core job responsibilities ■ Attract and retain highly skilled individuals	■ Initial levels and annual adjustments are based on positioning relative to the market and experience of the executive	No
Annual incentives	■ Performance-based ■ Drive achievement of annual Company financial and operational goals and individual executive goals	■ Cash payments based on Company and individual performance, with a high percentage weighted on Company performance	No (except if TSR is negative in any calendar year)
Long-term equity incentives	■ Performance-based ■ Align executive and stockholder interests, drive the creation of long-term stockholder value, attract and retain talented executives	■ Mix of 60% performance shares and 40% time-vesting restricted stock ■ Restricted stock vests ratably over three years ■ Performance shares cliff-vest after a three-year performance period, based on relative TSR, growth in reserves and measured and indicated mineralized material per share, and growth in operating cash flow per share	Yes
Benefits and perquisites	■ Attract and retain talented executives through competitive all-employee benefit programs	■ Participation in benefit plans on same terms as all employees ■ Limited perquisites	No

In addition, in 2016 our CEO was eligible for payouts under a supplemental incentive plan, as more fully discussed on page 46.

2016 NEO Performance & Compensation

Set forth below is a summary of the regular annual components of 2016 total direct compensation for each NEO as determined based on the compensation components discussed above and 2016 Company performance.

	Variable Compensation			Fixed Compensation
Named Executive Officer	Long-Term Equity Incentives	Annual Incentives	Total Variable	Base Salary
Mitchell J. Krebs, President, Chief Executive Officer & Director	$1,560,000	$721,500[1]	$2,281,500	$650,000
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$ 720,000	$341,400	$1,061,400	$400,000
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$ 720,000	$332,400	$1,052,400	$400,000
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$ 487,500	$308,813	$ 796,313	$370,833
Hans J. Rasmussen, Senior Vice President, Exploration	$ 412,500	$162,165	$ 574,665	$285,000

(1)   In addition, in 2016 Mr. Krebs received a $2 million one-time payout for the second component of a multi-year supplemental incentive compensation opportunity entered into in 2014, which is described in more detail on page 46.

Base Salary

The Compensation Committee approved the following base salaries for 2016, with Mr. Nault receiving an increase to reflect additional responsibilities added in 2016, including greater Board and Committee engagement and relations. Base salaries for all other NEOs remained unchanged compared with 2015 base salaries.

Named Executive Officer	2015 Base Salary	2016 Base Salary	Percentage Increase
Mitchell J. Krebs, President, Chief Executive Officer & Director	$650,000	$650,000	0.0%
Peter C. Mitchell, Senior Vice President & Chief Financial Officer	$400,000	$400,000	0.0%
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	$400,000	$400,000	0.0%
Casey M. Nault, Senior Vice President, General Counsel & Secretary	$325,000	$370,833[1]	14.1%
Hans J. Rasmussen, Senior Vice President, Exploration	N/A[2]	$285,000	N/A

(1)   Mr. Nault's base salary was increased to $375,000 during the first quarter of 2016 to account for a broader scope of job responsibilities. As a result, Mr. Nault received $370,838 in base salary during 2016.

(2)   Mr. Rasmussen was not a NEO prior to 2016.

Below is a table showing the 2016 base salary for each NEO compared to the most recent available peer group data.

Base salaries for NEOs competitive with market taking into account individual executive experience and scope of responsibilities

Named Executive Officer	2016 Base Salary	2015 Market Range 50th Percentile	2015 Market Range 75th Percentile
Mitchell J. Krebs	$650,000	$627,500	759,050
Peter C. Mitchell	$400,000	$325,070	409,463
Frank L. Hanagarne, Jr.	$400,000	$380,000	443,799
Casey M. Nault	$370,833	$340,000	375,000
Hans J. Rasmussen	$285,000	$275,000	350,000

Annual Incentive Plan

Our annual incentive plan is designed to drive creation of stockholder value through achievement of annual financial and operational goals. We also reward executives other than the CEO for the achievement of individual goals within their functional areas and that relate to improving the culture and strategy of the business.

AIP Target Opportunities: Under our AIP, each executive has a target award opportunity expressed as a percentage of base salary established at the beginning of each year. The target award opportunities are determined based on our peer group, desired market positioning, the individual executive's position, organization level, scope of responsibility and ability to impact our performance. AIP award opportunities in 2016 were targeted at the stated positioning of between the 50th and 75th percentile, in support of our philosophy of modest fixed pay relative to market data and opportunities for at or above market pay delivered for superior performance. The table below shows targets for 2016:

2016 AIP: AIP target %'s generally in line with or below median

Named Executive Officer	2016 Target AIP Opportunity (% of Salary)	2016 Market Range 50th Percentile	2016 Market Range 75th Percentile
Mitchell J. Krebs	100%	105%	125%
Peter C. Mitchell	75%	70%	79%
Frank L. Hanagarne, Jr.	75%	75%	80%
Casey M. Nault	75%	60%	65%
Hans J. Rasmussen	50%	60%	75%

Actual awards can range from 0% to nearly 200% of the target award, based on our Company performance relative to corporate AIP objectives and each individual executive relative to individual goals. Our AIP policy provides that individual performance for NEOs will be capped at 100% in any year that Company TSR is negative.

2016 Company AIP Performance Measures and Weights:

The 2016 AIP corporate performance measures complement the measures used for performance share awards in driving achievement of multi-year strategic initiatives directly aligned to the creation of long-term value for our stockholders. The Compensation Committee selected these metrics based on the following considerations and objectives:

- Provide alignment with our business objectives and strategic priorities;
- Provide transparency to investors and executives;
- Balance production growth and profitability;
- Balance financial and operational performance; and
- Emphasize the importance of safe and environmentally responsible operations.

For 2016, the AIP metrics were as follows:

Measure	Weight	Minimum[1]	Target[2]	Maximum[3]
Silver Equivalent Production (ounces)[4]	25%	≥90% of Target	36.6M	≥110% of Target
Adjusted AISC Per Silver Equivalent Ounce[4]	30%	≤115% of Target	$16.54	≤80% of Target
Operating Cash Flow [5]	30%	≥80% of Target	$128.6M	≥120% of Target
Safety & Environmental Performance	15%, Split Equally Among Four Measures	(1) Maintain permit exceedances caused by Coeur's actions at 2015 level	(1) Maintain permit exceedances caused by Coeur's actions at 2015 level	Reduce 10%
		(2) Maintain LTIFR* at 2015 level	(2) Maintain LTIFR* at 2015 level	Reduce 10%
		(3) No employee fatalities	N/A	N/A
		(4) No NOVs**	N/A	N/A

(1)   "Minimum" means the minimum performance required for any payout related to the measure; performance below the minimum threshold results in no payout.

(2)   "Target" is the level of performance required for 100% payout on each measure, except as noted below that certain measures pay out at either zero or 200%.

(3)   "Maximum" shows the level of performance required to result in the maximum payout for the measure.

(4)   Using an assumed 60:1 silver to gold ratio. Please see "Appendix A - Certain Additional Information" for reconciliations of GAAP to non-GAAP financial measures.

(5)   Our operating cash flow metric measures performance against a target based on the Board-approved budget set at the beginning of the year. In setting the goal and evaluating performance against it, items that arise during the year that were not contemplated by the budget such as variances between actual realized metals prices and budgeted prices, cash taxes paid on asset sales and transaction advisor fees, whether having a positive or negative impact, are not factored into the calculation in order to ensure a consistent assessment of performance against budget.

*LTIFR   means lost-time injury frequency rate

**NOV   means notice of violation of environmental regulations for actions by Coeur that caused or created the potential for environmental harm

At the beginning of each year the Compensation Committee approves AIP performance measures, weightings and targets, along with threshold, target and maximum performance and payout levels, based primarily on the Board-approved budget and internal forecasts. The goals and targets are designed to be rigorous and require strong execution in-line with budget and other critical objectives. After the end of the year, the Compensation Committee reviews performance against the goals prior to certifying results and approving payouts. Once the performance measures and goals are set, they are not subject to change for that plan year without the specific approval of the Board. In 2016 there were no adjustments to AIP performance measures or goals.

The potential payouts for minimum, target and maximum performance for each measure were as shown in the table below. As noted above, there is no payout for performance below minimum. Employee fatalities and NOV's pay out at 200% for minimum performance of no occurrences, and there is no payout for any occurrence. Payouts for other measures are interpolated for performance between minimum and maximum.

Measure	Payout Below Minimum Performance	Payout at Minimum Performance	Payout at Target Performance	Payout at Maximum Performance
Silver Equivalent Production (ounces)[1]	$0	50%	100%	200%
Adjusted AISC Per Silver Equivalent Ounce[1]	$0	50%	100%	200%
Operating Cash Flow	$0	50%	100%	200%
Safety & Environmental:				
No Employee Fatalities	$0	200%	200%	200%
LTIFR Reductions	$0	100%	100%	200%
No NOV's	$0	200%	200%	200%
Reduction in Permit Exceedances	$0	100%	100%	200%

(1)   Based on assumed 60:1 silver-gold ratio. Please see "Appendix A - Certain Additional Information" for reconciliations of GAAP to non-GAAP financial measures included in this section.

Individual AIP Objectives:

In addition to Company metrics, specific individual objectives are developed for each executive at the beginning of the year. 2016 AIP award percentages based on individual performance were 20% for all NEOs other than the CEO and Mr. Rasmussen. As noted above, in 2016 the CEO was judged solely on Company performance, and Mr. Rasmussen's award percentage based on individual performance was 70%. Our AIP policy provides that individual performance for NEOs will be capped at 100% in any year that Company TSR is negative. Objectives for NEOs other than the CEO are established in concert with the CEO and the respective executive and reviewed by the Compensation Committee. The specific objectives for each executive are chosen to support our strategic objectives and to reflect each executive's individual responsibilities, and can be grouped into the following broad categories:

- Major project and operational execution, including strategic transformation

- Mitigation of risk

- Enhancement of each executive's responsibilities

- Support of Coeur's values regarding worker safety, health, environment and responsibility

- A commitment to the talent development and retention of our employees

- Continued personal development and adherence to Company culture and behavior

Many of the individual objectives established for the executives are objective and quantifiable, which helps to ensure accountability for results. Others, however, are subjective by nature, which requires discretion and judgment to assess performance.

2016 AIP Calculation and Payments

2016 AIP: Company Objectives:

Reflecting our strong operational performance and progress on our multi-year strategic initiatives in

2016, the payout percentage for Company performance in 2016 was 111% of target calculated as set out below.

Metric	2016 Target	2016 Performance	Payout (% of target)	Weight	Weighted Payout (% of target)
Silver Equivalent Production (ounces)[1]	36.6 million	36.3 million	95%	25%	24%
Adjusted AISC Per Silver Equivalent Ounce[1]	$16.54	$15.88	120%	30%	36%
Operating Cash Flow	$128.6 million	$125.8 million	95%	30%	28%
Safety & Environmental Performance	(See below)	Above-Target	150%[2]	15%	23%
Total					111%

(1) Based on assumed 60:1 silver-gold ratio. Please see "Appendix A - Certain Additional Information" for reconciliations of GAAP to non-GAAP financial measures included in this section.

(2) See table below for additional detail on the 2016 Safety & Environmental Performance metric.

Performance Factors	Weight	Award Maximum (200%)	Target (100%)	Threshold (0%)	2016 Performance	2016 Payout
Safety & Environmental Performance	25%	Zero Employee Fatalities	Zero Fatalities	Fatality	One Fatality	0%
	25%	Reduce LTIFR* by 10%+	Hold LTIFR	LTIFR Increase	56% reduction in LTIFR	200%
	25%	Zero NOV**	N/A	NOV	No NOVs	200%
	25%	Reduce Exceedances by 10%+	Hold Exceedances	Exceedance Increase	80% reduction in Exceedances	200%
	100%	TOTAL				150%

* LTIFR means lost-time injury frequency rate

** NOV means notice of violation of environmental regulations for actions by Coeur that caused or created the potential for environmental harm

2016 AIP: Individual Objectives

In 2016, individual NEO performance achievements for Messrs. Mitchell, Hanagarne, Nault and Rasmussen were in excess of target levels, primarily due to the high level of performance by each NEO in the relevant categories described above, all of which

supported the continued advancement in 2016 of our multi-year strategic initiatives which demonstrated strong results in 2016 and are directly tied to the creation of long-term stockholder value. As discussed above, Mr. Krebs 2016 AIP award was based solely on Company performance.



Named Executive Officer	2016 AIP Individual Annual Percentage	Change from 2015	Individual Performance Categories
Mitchell J. Krebs	N/A	N/A	N/A
Peter C. Mitchell	125%	+35%	■ Led efforts to reduce debt throughout the year ■ Optimized balance sheet and maintained sufficient liquidity to fund all necessary investments included in the Company's strategic plan ■ Effectively led portfolio optimization efforts
Frank L. Hanagarne, Jr.	110%	+15%	■ Led strong safety and environmental performance ■ Continued to lead cost reduction efforts ■ Met Company's production guidance
Casey M. Nault	105%	+15%	■ Continued to drive leading corporate governance profile and disclosures ■ Further enhanced Company's compliance programs, policies and training ■ Supported portfolio optimization and corporate finance efforts
Hans J. Rasmussen	115%	N/A[1]	■ Added significant ounces of total mineral resources at or near existing operations ■ Continued to lead efforts to enhance the pipeline of future growth ■ Prioritized opportunities that reduce costs and provide cash flow in strategic jurisdictions

(1)   Mr. Rasmussen was not a NEO prior to 2016.

For 2016, based on Company and individual NEO performance achievement as a percentage of target and the performance weights described above, the Compensation Committee approved annual incentive payments to the NEOs as follows.

Named Executive Officer	Actual 2016 AIP Payment	
	$ Amount	% change from 2015
Mitchell J. Krebs	$721,500	4%
Peter C. Mitchell	$341,400	9%
Frank L. Hanagarne, Jr.	$332,400	5%
Casey M. Nault	$308,813	80%[1]
Hans J. Rasmussen	$162,165	N/A

(1) Increase driven primarily by increase in target opportunity to 75% of base salary from 50% and increase in base salary.

Long-Term Equity Incentive Awards

The primary purpose of our long-term equity incentive awards is to align the interests of our executives with those of our stockholders by rewarding our executives for creating long-term stockholder value. Long-term incentives also assist in retaining our executive team.

Forms and Mix of Long-Term Incentive Compensation:

In 2016 executive awards were composed of 60% performance shares and 40% restricted stock. The Compensation Committee believes that this mix provides alignment with stockholder interests and balances incentive and retention needs, while minimizing share dilution. For 2017, the award mix for equity grants will continue to be 60% performance shares (using the same performance measures and weightings as 2016) and 40% restricted stock.

Long-Term Incentive Grant Levels:

Target long-term incentive award values for each executive in 2016 are expressed as a percentage of base salary and determined based on the peer group and the desired market positioning, the individual executive's position, organization level, scope of responsibility and ability to impact overall Company performance. For awards designed to qualify as performance-based compensation, our 2016 LTIP limits the number of shares subject to awards of restricted stock, performance shares and "other stock-based awards" granted to any recipient per calendar year to 1,250,000 regardless of the type of award.

For grants made in 2016, the long-term incentive target grant values as a percentage of base salary for our NEOs were as follows:

Named Executive Officer	2016 LTIP Grant		2015 Market Range	
	% of Salary	$ Amount	50th Percentile	75th Percentile
Mitchell J. Krebs	240%	$1,560,000	227%	243%
Peter C. Mitchell	180%	$ 720,000	144%	182%
Frank L. Hanagarne, Jr.	180%	$ 720,000	160%	184%
Casey M. Nault	150%	$ 487,500	133%	164%
Hans J. Rasmussen	150%	$ 412,500	147%	258%

In 2016, the Compensation Committee targeted executive LTIP award values within a variable range. All 2016 LTIP awards to NEOs were at least 20% below 2015 levels and at the low end of the award range (with the 2015 fixed percentages being the high end of the new range).

Grant Date:

The number of shares of restricted stock and performance shares granted is determined by dividing the total grant value by the closing market price per share of our common stock on the New York Stock Exchange on the date after the Compensation

Committee approves the awards, which is generally the grant date (or the previous trading day if the grant date is not a trading day).

Restricted Stock (and Other Stock-Based Awards):

In 2016, restricted stock represented 40% of the target long-term equity incentive award value granted to NEOs. Restricted stock aligns executives' interests with those of stockholders via actual share ownership, and vesting requirements provide retention value and therefore also continuity in our senior leadership team. Restricted stock also provides value to the executives even with a declining share price, which may occur due to general market or industry-specific forces that are beyond the control of the executives (for example, a drop in the market prices of gold and silver). Holders of restricted stock may, if the Compensation Committee so determines, receive dividends, if any, and exercise voting rights on their restricted stock during the period of restriction. Restricted stock grants generally vest ratably over three years beginning on the first anniversary of the grant.

2016 Performance Share Grants

In 2016, performance shares represented 60% of the target long-term equity incentive award value granted to NEOs. To the extent earned based on achievement of performance goals, awards are generally settled in stock.

TSR-Based Performance Shares:

50% of the performance share component (or 30% of the total 2016 long-term incentive target award value) may be earned based on our annualized TSR performance over a three-year period relative to our precious metals and mining peer group as of the date of grant. TSR is defined as stock price appreciation

plus dividends and any cash-equivalent distributions. Annualized TSR is calculated using the three-month average share price at the beginning and end of the period (i.e., three-month averages ending December 31, 2015 and December 31, 2018 for the 2016–2018 grant). This measure is intended to focus our executives on creating long-term stockholder value, while further aligning executives' interests with those of stockholders via the use of shares. Performance is measured relative to peers in order to mitigate the impact of metal prices on the ultimate award value, as the share prices of our peers are similarly influenced by realized metal prices. Measuring TSR relative to peers also aligns executives' interests with those of stockholders by rewarding the creation of stockholder value in excess of what our stockholders could realize by investing in other companies in our industry. For the 2016–2018 performance period, the relative TSR performance scale and the corresponding number of shares that can be earned as a percentage of target were set by the Compensation Committee as follows (unchanged from prior performance periods):

Performance Level	TSR Percentile Rank (vs. Peer Group)	Number of Shares Earned (% of Target)
Maximum	75th percentile	150% of target
Target	50th percentile	100% of target
Minimum	25th percentile	25% of target

Performance shares are not awarded if our performance is below minimum. Additionally, the maximum TSR performance share payout will be capped at 100% if TSR is negative over the three-year performance period. The number of performance shares earned is interpolated for relative TSR performance between minimum and maximum levels. Equity compensation is a component of total executive compensation intended to compensate executives for maintaining Coeur's performance in line with its peers. Therefore, 100% of shares are earned if our performance is level with the median level of our peer group, and shares in excess of the target are earned if we outperform the 50th percentile of our peer group.

Beginning with the 2016 grants (for the 2016-2018 performance period), the maximum number of shares that can be earned for TSR-based performance shares was reduced to 150% of target, down from 200% of target in 2015.

Internal Metric-Based Performance Shares:

The remaining 50% of the 2016 performance share opportunity may be earned based on achievement of internal objective metrics that drive creation of long-term stockholder value. For 2016, two critical metrics were used, each comprising 25% of the total performance share opportunity (or 15% of the total 2016 long-term incentive target award value): (1) three-year growth in reserves and measured and indicated mineralized material per share and (2) three-year growth in operating cash flow per share. Operating cash flow per share is not adjusted for changes in gold and silver prices, aligning executives with stockholders over a longer-term period when executives are expected to adjust strategy according to changes in metal prices. Growth in reserves and measured and indicated mineralized material is critical to ensure that we replace ounces mined each year and grow resources to create longer mine lives, which we believe will drive stockholder value. Reserves and measured and indicated mineralized material also decline due to falling metals prices, as previously economic grades are rendered uneconomic. This further aligns performance with stockholders. Operating cash flow is critical to focus management on internal growth, cost control, and accretive external growth opportunities, which subsequently should tie directly to creation of

stockholder value. For both metrics, performance is measured on a per share basis to account for dilution, and, as described in the tables below, the plan will pay at target for meeting expectations, maximum for exceeding expectations by 15% or more, and at threshold for performance at 85% of target.

Three-Year Change in Reserves and Measured and Indicated Mineralized Material Per Share for __2016 Grant__ (__2016-2018__ Performance Period)

Payout Target	25%	50%	75%	100%	125%	150%	200%
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)[(1)]	4.03	4.26	4.50	4.74	4.97	5.21	5.45

(1)   Based on total proven and probable reserves and measured and indicated mineralized material, on a silver equivalent ounce basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2016

Three-Year Change in Operating Cash Flow (OCF) Per Share for __2016 Grant__ (__2016-2018__ Performance Period)

Payout Target	25%	50%	75%	100%	125%	150%	200%
Performance Target	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)[(1)]	$0.74	$0.79	$0.83	$0.88	$0.92	$0.96	$1.01

(1)   Based on average shares of common stock outstanding during 2015.

Payouts for 2014-2016 Performance Shares:

The 2014 performance share award opportunity covering the 2014-2016 performance period was based on relative TSR performance, growth in reserves and measured and indicated mineralized material per share and improvement in operating cash flow per share. The tables below set forth (1) the minimum, target and maximum TSR performance levels for the 2014-2016 performance period, corresponding respectively to the 25th, 50th and 75th percentile TSR performance of the peer group, and our TSR performance, (2) the performance targets for the three-year change in reserves and measured and indicated mineralized material per share, and our performance and (3) the performance targets for the three-year change in operating cash flow per share,

and our performance. Precious metals and mining companies, including Coeur, saw significant negative returns during this performance period, particularly during 2014 and 2015. Due to the successful execution of initiatives to improve the business that began to take hold in 2014, accelerated in 2015 and showed tangible results in 2016 (as evidenced by 2015 and 2016 AIP performance, and adjusted EBITDA[(1)] of $215.2 million for 2016, an increase of 84% from 2015, and one-year TSR of 267% in 2016), there was a payout for NEOs under the 2014-2016 relative TSR performance share grants at 46% of target value due to relative TSR performance in the 32nd percentile of peers, which further demonstrates the alignment of pay and performance under our executive compensation program:

Three-Year Relative TSR Performance (__2014-2016__ Performance Period)

Result: Payout at 46% of target for TSR-based component		
Performance Level	**2014-2016 Actual TSR (Annualized)**	**Shares Earned at Performance Level (% of Target)**
Maximum (80th percentile)	18.59%	200%
Target (50th percentile)	10.59%	100%
Minimum (25th percentile)	-8.16%	25%
Coeur Mining, Inc.	-3.01%	46%

As a result, the following number of performance shares was awarded to our NEOs in the first quarter of 2017 for the 2014-2016 performance period:

Named Executive Officer	Target Performance Shares at Grant Date	# of Performance Shares Awarded	Value Realized
Mitchell J. Krebs	52,607	24,200	$280,720
Peter C. Mitchell	24,281	11,170	$129,572
Frank L. Hanagarne, Jr.	23,370	10,751	$124,712
Casey M. Nault	16,659	7,664	$ 88,902
Hans J. Rasmussen	N/A[1]	6,485	$ 75,226

(1)   Mr. Rasmussen was not a NEO in 2014.

Three-Year Change in Reserves and Measured and Indicated Mineralized Material Per Share (__2014-2016__ Performance Period)

Result: No payout for reserves/ measured and indicated mineralized material per share component								
Payout Target	0%	25%	50%	75%	100%	125%	150%	200%
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (ounces per share)[1]	<7.63	7.63	8.08	8.53	8.98	9.42	9.87	10.32
Coeur Mining, Inc.	3.96 (55.8% Decrease)							

(1)   Based on total proven and probable reserves and measured and indicated mineralized material, on a silver equivalent ounce basis using an assumed 60:1 silver-gold ratio, divided by shares of common stock outstanding as of December 31, 2013. See calculations of target ratio in table below.

In millions except per share data	2013	2016
Ounces of Silver Equivalent Reserves (60:1)	389.4	302.2
Ounces of Silver Equivalent Measured and Indicated Mineralized Material (60:1)	533.9	414.0
Ounces of Silver Equivalent Reserves + Measured and Indicated Mineralized Material (60:1)	923.3	716.2
Shares Outstanding at Year-End	102.8	180.9
Ounces of Silver Equivalent Reserves + Measured and Indicated Mineralized Material per Share	8.98	3.96
% Increase/(Decrease)		(55.8%)

Three-Year Change in Operating Cash Flow (OCF) Per Share (__2014-2016__ Performance Period)

Result: No payout for OCF per share component								
Payout Target	0%	25%	50%	75%	100%	125%	150%	200%
Performance Target	>15% Decrease	15% Decrease	10% Decrease	5% Decrease	Target	5% Increase	10% Increase	15%+ Increase
Target (OCF per share)[1]	<$0.99	$0.99	$1.05	$1.11	$1.16	$1.22	$1.28	$1.34
Coeur Mining, Inc.	$0.79 (32.4% Decrease)							

(1)   Based on average shares of common stock outstanding during 2013. See calculations of target ratio in table below.

In millions except per share data	2013	2016
Operating Cash Flow	$114.0	$125.8
Average Shares Outstanding	97.9	159.9
Operating Cash Flow per Share	$ 1.16	$ 0.79
% Increase/(Decrease)		(32.4%)

Timing of Long-Term Incentive Awards

The Compensation Committee typically approves annual long-term incentive grants to our executives in the first quarter. The Compensation Committee does not coordinate the timing of equity awards with the release of material, non-public information.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to our executives is to attract and retain talent to lead the Company. The Compensation Committee intends the type and value of benefits and perquisites offered to be market competitive. Details of the benefits and perquisites provided to our NEOs are disclosed in the "All Other Compensation" column of the 2016 Summary Compensation Table set forth in this proxy statement.

In 2016, we provided a car allowance to our CEO and certain other limited perquisites to our NEOs. In addition, in connection with the relocation of the Company's corporate headquarters to Chicago, in 2016 Mr. Hanagarne was reimbursed $39,777 for the relocation of household goods, and Mr. Nault received a $4,340 cost of living adjustment under a mortgage subsidy that ended in 2016. Executive physicals were suspended in 2016 as part of our efforts to reduce expenses.

Termination of Employment/Severance and Change-in-Control Arrangements

Executive Severance Policy; CEO Employment Agreement:

We adopted our Executive Severance Policy to move toward a uniform program and reduce the number of individual employment and change-in-control agreements with executive officers. All NEOs are covered by this policy, other than Mr. Krebs, whose severance and change-in-control benefits are covered in an employment agreement.

Under the Executive Severance Policy and the CEO employment agreement, as applicable, each NEO is covered by an arrangement to provide certain benefits payable in the event of qualifying terminations of employment in connection with a change-in-control. The Compensation Committee believes that these arrangements provide reasonable compensation in the unique circumstances of a change-in-control that is not provided by our other compensation programs. The Compensation Committee believes change-in-control benefits, if structured appropriately, minimize the distraction caused by a potential change-in-control transaction and reduce the risk of key executives resigning from Coeur before a change-in-control transaction closes. The Compensation Committee also believes that these provisions motivate executives to make decisions in the best interests of stockholders should a transaction take place by providing executives with the necessary job stability and financial security during a change-in-control transaction (and the subsequent period of uncertainty) to help them remain focused on managing the Company rather than on their own personal employment. The Compensation Committee believes that all of these objectives serve the stockholders' interests.

The arrangements provide that in the event the payment provided would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code, the payment will be reduced to the amount that will result in no portion being subject to the excise tax. This limits the exposure of Coeur and the executives to the parachute payment rules.

Under the Executive Severance Policy and CEO employment agreement, as applicable, each NEO is also entitled to certain benefits payable in the event of qualifying terminations of employment not in connection with a change-in-control. The Compensation Committee believes these arrangements enhance our ability to attract and retain executives by providing market competitive severance benefits for involuntary, not-for-cause terminations of employment.

Double-Trigger Change-in-Control Vesting Acceleration under LTIP:

Our equity awards provide for "double-trigger" accelerated vesting of equity awards in connection with a change-in-control, which requires a qualifying termination of employment in addition to a change-in-control.



Retirement Savings Plans

Coeur maintains a Defined Contribution and 401(k) Retirement Plan (the "Retirement Plan"). All U.S. employees are eligible to participate in the Retirement Plan. The Retirement Plan provides for an Employee Savings Plan which allows each employee to contribute up to 100% of compensation, subject to a maximum contribution of $18,000 and an additional $6,000 catch-up if age 50 or over. The Company contributes an amount equal to 100% of the first 4% of an employee's eligible compensation contributed by the employee. In addition, the Board makes a determination annually as to whether to make a discretionary contribution which may not exceed 15% of the participants' aggregate compensation. For 2016, the Board approved a discretionary contribution equal to 2% of eligible compensation for all participating employees, subject to applicable IRS limits, including NEOs.

Coeur also maintains a non-qualified deferred compensation plan which is discussed in greater detail under the "Pension Benefits and Nonqualified Deferred Compensation" section starting on page 74.

Other Compensation Arrangements and Policies

The Compensation Committee has established additional policies to ensure the overall compensation structure is responsive to stockholder interests and competitive with the market. These specific policies are outlined below.

Stock Ownership Guidelines

We have adopted minimum stock ownership guidelines for our executive officers and non-employee directors. In December 2014, the Compensation Committee approved increases to the stock ownership guidelines to further align executives and directors with stockholders, as shown in the table below:

Position	Stock Ownership Guideline
CEO	6x base salary
CFO/COO/GC	4x base salary
Other Section 16 Executive Officers	2x base salary
Non-Employee Directors	5x base annual director cash retainer

Unvested shares of time-vesting restricted stock count toward satisfying the guideline, but unexercised stock options and unvested performance shares do not. The Compensation Committee has determined that each director and executive officer complies with the applicable level of stock ownership required under these guidelines.

Insider Trading Policy

Our insider trading policy prohibits all employees and directors from engaging in hedging or other transactions with derivative securities tied to Coeur's common stock. This prohibition applies to trading in Coeur-based put and call option contracts and transacting in straddles and similar transactions, except holding and exercising options or other derivative securities granted under Coeur's equity incentive plans. The policy also prohibits directors and executive officers from holding Coeur securities in a margin account or pledging Coeur securities as collateral for a loan.

Clawback Policy

Coeur has adopted a "clawback" policy providing for the recovery of incentive compensation in certain circumstances. Under the clawback policy, if the Board determines that there has been a restatement due to material noncompliance with a financial reporting requirement, then the Board will seek recovery of all incentive payments that were made to executive officers, and all performance-based equity awards granted to executive officers that vested, in each case, on the basis of having met or exceeded performance targets in grants or awards made after December 18, 2012 during the fiscal year prior to the filing of the Current Report on Form 8-K announcing the restatement, if the payments or vesting would have been lower had they been calculated based on the restated results, and if the relevant executive officers are found personally responsible for the restatement, as determined by the Board.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation paid by a public company to its chief executive officer and its next three most highly compensated officers (not including its chief financial officer) to $1 million, per executive, per year. However, there are exceptions for payments that are performance based and meet certain requirements under Section 162(m). The Compensation Committee has designed the stock options and performance shares granted to our NEOs under the 2015 LTIP and its predecessor plans as well as the awards under the Supplemental Incentive Agreement to qualify under Section 162(m) as performance-based compensation. The Compensation Committee also designed the portion of the Annual Incentive Plan that pays out based on the achievement of corporate goals with the intent to qualify under Section 162(m). The application of Section 162(m) is complex, however, and may change with time (with potentially retroactive effect) and

thus the deductibility of any single element of compensation cannot be guaranteed. Base salary and grants of service-vesting restricted stock are not performance-based, and therefore are potentially not deductible. In addition, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or manner of compensation. The Compensation Committee believes that it is important to preserve flexibility in administering compensation programs in a manner designed to attract, retain and reward high-performing executives, and to promote business objectives that may not necessarily align with the requirements for full deductibility under Section 162(m). Consequently, the Compensation Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m), and we may enter into compensation arrangements under which payments are not deductible under Section 162(m).



COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement.

Compensation Committee of the Board of Directors

JOHN H. ROBINSON, Chairman
KEVIN S. CRUTCHFIELD
SEBASTIAN EDWARDS
ROBERT E. MELLOR

PROPOSAL NO. 3:
ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

What am I voting on?	We are asking our stockholders to vote on an advisory resolution to approve the compensation paid to our executive officers for 2016, as reported in this proxy statement.
Vote Required:	Majority of votes cast.
Recommendation:	The Board recommends a vote FOR the advisory resolution to approve executive compensation.

Our 2016 compensation program reflects our pay-for-performance philosophy. We continue to tie a significant portion of CEO and NEO compensation to both short and long-term Company performance objectives. Accordingly, despite operational successes and TSR outperformance relative to our peers in 2016, stock price underperformance in prior years, primarily due to weak gold and silver prices and our cost reduction initiatives having not yet fully taken hold, continues to negatively impact executive compensation. As a result:

■ NEOs saw continued erosion in the value of prior year awards that vested in 2016 under our Long-Term Incentive Program ("LTIP")

■ NEOs received zero payout for performance shares granted in 2013 that would have been paid out during 2016, representing loss of approximately $900,000 in potential CEO compensation, or 66% of total LTIP grants in 2013 (based on target grant date award value)

■ Realized value of 2014 LTIP awards significantly lower than grant date target value (67% reduction for CEO)

■ Overall, 2014 performance shares for the three-year period ended December 31, 2016 paid out at 23% of target

■ Zero payout for performance shares granted in 2014 that were tied to internal performance metrics, representing forfeiture of 50% of the total award opportunity for each executive, and $584,997 in potential CEO compensation, or 30% of total 2014 LTIP grant

■ 46% payout for 2014 performance shares tied to three-year relative TSR performance, representing the other 50% of the total award opportunity, reflecting relative TSR underperformance over the three-year period despite 267% one-year TSR in 2016

■ Realized value of restricted stock granted to NEOs in 2013, 2014 and 2015 that vested in 2016 with significantly lower value as of 2016 vesting date in line with a decrease in stock price over the same period of time (81% loss in value for CEO as of the 2016 vesting dates compared to grant date values)

■ 2016 LTIP target award values were reduced by 20% in 2016 over 2015. For the 2016 performance share award, the maximum payout for the relative TSR component was reduced to 150% (previously 200%) of target and maximum payouts continue to be capped at 100% of target if overall TSR is negative

■ Due to continued strong achievement of internal operational goals, the Company performance component of our 2016 Annual Incentive Plan ("AIP") was 111% of target. For 2016, 100% of our CEO's AIP award was linked to Company performance

■ Our AIP policy was updated to provide that the individual performance component for NEOs would be capped at 100% of target in any year that Company TSR is negative

- Included in 2016 compensation is a one-time payout of $2,000,000 under our CEO's long-term supplemental incentive opportunity entered into in 2014 and described in more detail on p. 46. This payout was tied directly to achievement of a strategically critical permitting and expansion initiative at the Company's Rochester mine in Nevada. This highly complex objective required effective coordination of permitting, government relations, capital project management, engineering, construction, operations and cash management. This goal was satisfied in September 2016 and the expansion project is well underway and expected to be completed in the third quarter of 2017. The final component under the CEO's long-term supplemental incentive opportunity was tied to outperformance of peers in three -year relative TSR, measured from 2014 to year-end 2016, which did not result in a payout to Mr. Krebs

We urge stockholders to read the "Compensation Discussion and Analysis" beginning on page 35 of this proxy statement, which details how our executive compensation policies and procedures are designed to achieve our compensation objectives, as well as the 2016 Summary Compensation Table and other related compensation tables and narrative, appearing on pages 69 to 70 of this proxy statement, which provide detailed information on the compensation of our NEOs.

An advisory stockholder vote on the frequency of stockholder votes to approve executive compensation is required to be held at least once every six years. After considering the vote of stockholders at the 2011 Annual Meeting and other factors, the Board determined to hold advisory votes on the approval of executive compensation annually until the next advisory vote on frequency occurs. As discussed in Proposal 4 below, the next advisory vote on frequency of stockholder votes to approve executive compensation will be held at the 2017 Annual Meeting. In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the Annual Meeting:

RESOLVED, that the stockholders of Coeur Mining, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2017 Annual Meeting of Stockholders. This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation programs.

2016 EXECUTIVE COMPENSATION INFORMATION

2016 Summary Compensation Table

Set forth below is information regarding compensation earned by or paid or awarded to all persons serving as our CEO, CFO, and the other three most highly compensated executive officers during 2016 (the "Named Executive Officers" or "NEOs") for the years ended December 31, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[a]	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)[b]	Change in Nonqualified Deferred Compensation Earnings ($)[c]	All Other Compensation ($)[d]	Total ($)
Mitchell J. Krebs President, Chief Executive Officer & Director	2016	650,000	0	1,544,485	0	2,721,500	0	244,849	5,160,834
	2015	650,000	0	1,976,837	0	1,695,500	0	91,002	4,413,339
	2014	650,000	0	2,110,958	0	880,100	0	81,830	3,722,888
Peter C. Mitchell Senior Vice President & Chief Financial Officer	2016	400,000	0	712,840	0	341,400	0	50,361	1,504,601
	2015	400,000	0	912,389	0	312,000	0	49,089	1,673,478
	2014	400,000	0	974,299	0	384,300	0	32,221	1,790,820
Frank L. Hanagarne, Jr. Senior Vice President & Chief Operating Officer	2016	400,000	0	712,840	0	332,400	0	85,036	1,530,276
	2015	400,000	0	912,389	0	316,500	0	87,843	1,716,732
	2014	385,000	0	937,761	0	387,214	0	80,400	1,790,375
Casey M. Nault Senior Vice President, General Counsel and Secretary	2016	370,833	0	482,650	0	308,813	0	39,008	1,201,304
	2015	325,000	0	625,996	0	171,438	0	40,632	1,163,066
	2014	325,000	0	668,471	0	213,038	0	51,506	1,258,015
Hans J. Rasmussen Senior Vice President, Exploration	2016	285,000	0	408,397	0	162,165	0	30,265	885,827

Explanatory Notes:

(a) Set forth below is the aggregate grant date fair value of stock awards, as calculated in accordance with FASB ASC 718, granted in 2016. The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Consolidated Financial Statements in Coeur's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

	Restricted share award[1] ($)	Performance share award[2] ($)
Mr. Krebs	623,999	920,486
Mr. Mitchell	288,000	424,840
Mr. Hanagarne	288,000	424,840
Mr. Nault	194,999	287,651
Mr. Rasmussen	165,000	243,397

(1) As explained in the narrative of this proxy statement, the restricted share awards vest one-third on the first anniversary of the award, one-third on the second anniversary of the award and one-third on the third anniversary of the award.

(2) The performance share awards cliff-vest based on the attainment of performance goals over a three-year period. The actual value to the NEO of the performance share portions of the grant depends on meeting certain performance criteria over the three-year period as explained in "Compensation Discussion and Analysis". The grant date fair value of the 2016 performance shares at target is shown in the above table, while the value of these 2016 grants at the time of grant assuming the maximum level of performance was achieved is as follows: for Mr. Krebs $1,614,728; for Mr. Hanagarne $745,259; for Mr. Mitchell $745,259; for Mr. Nault $504,602; and for Mr. Rasmussen $426,970.

(b) Includes amounts paid under the Annual Incentive Plan. Also includes a $2,000,000 payout for the second component of a supplemental incentive compensation opportunity granted to Mr. Krebs by the Compensation Committee on July 30, 2014 (for a detailed discussion of the agreement and the achievement of the performance goal tied to this payout, please see page 46).

(c) Participants in our Deferred Compensation Plan do not received preferential or above-market plan earnings.

(d) All other compensation, including perquisites and amounts paid or accrued under termination arrangements. Mr. Krebs received a vehicle allowance of $14,250 during 2016. Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen received excess group term life insurance valued at $2,250, $5,940, $3,870, $1,080 and $2,580 for 2016, respectively, for 2016. Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen received disability insurance coverage whose premiums were $6,219, $3,966, $2,914, $2,264 and $3,585, respectively, for 2016. Mr. Krebs, Mr. Mitchell, Mr. Nault and Mr. Rasmussen received transit benefits valued at $2,205, $2,205, $1,560 and $600, respectively, for 2016. For 2016, each NEO received a company matching contribution to the Employee Savings Plan of $10,600. For 2016, each of Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen received an additional contribution from the Company into the Deferred Compensation Plan in the amount of $204,025, $22,350, $22,575, $13,864 and $7,600, respectively, which represents 4% of their 2016 compensation in excess of their 2016 Retirement Plan limit. For 2015, each of Mr. Krebs, Mr. Mitchell, Mr. Hanagarne and Mr. Nault received an additional contribution from the Company into the Deferred Compensation Plan of $50,604, $20,772, $20,889 and $10,922, respectively, which represents 4% of their 2015 compensation in excess of their 2015 Retirement Plan limit. These amounts were not previously reported, because the Company calculated and contributed these amounts after the date the Company filed its definitive proxy statement for the 2016 Annual Meeting of Stockholders pursuant to Regulation 14A. For 2016, the Board approved a discretionary contribution equal to 2% of eligible compensation for all participating employees, subject to applicable IRS limits, including NEOs. Mr. Hanagarne and Mr. Nault received relocation benefits in 2016 related to the 2013 corporate office move to Chicago of $39,777 and $4,340, respectively.

2016 Grants of Plan-Based Awards

The following table sets forth information regarding all plan awards that were made to the NEOs during 2016, including incentive plan awards (equity-based and non-equity based) and other plan-based awards. Disclosure on a separate line item is provided for each grant of an award made to an NEO during the year. The information supplements the dollar value disclosure of stock, option and non-stock awards in the 2016 Summary Compensation Table by providing additional details about such awards. Equity incentive-based awards are subject to a performance condition or a market condition as those terms are defined by FASB ASC 718. Non-equity incentive plan awards are awards that are not subject to FASB ASC 718 and are intended to serve as an incentive for performance to occur over a specified period.

| | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(d) | Grant Date Fair Value of Stock and Options Awards (e) |
		Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)	Target (#)	Maximum (#)		
Mitchell J. Krebs		373,750	650,000	1,300,000					
	1/20/2016(b)				64,641	258,564	387,846		678,731
	1/20/2016(c)				32,321	129,282	258,564		468,001
	1/20/2016(c)				32,320	129,281	258,562		467,997
	1/20/2016(d)							344,751	623,999
Peter C. Mitchell		168,000	300,000	600,000					
	1/20/2016(b)				29,834	119,337	179,006		313,260
	1/20/2016(c)				14,917	59,669	119,338		216,002
	1/20/2016(c)				14,917	59,668	119,336		215,998
	1/20/2016(d)							159,116	288,000
Frank L. Hanagarne, Jr.		168,000	300,000	600,000					
	1/20/2016(b)				29,834	119,337	179,006		313,260
	1/20/2016(c)				14,917	59,669	119,338		216,002
	1/20/2016(c)				14,917	59,668	119,336		215,998
	1/20/2016(d)							159,116	288,000
Casey M. Nault		157,500	281,250	562,500					
	1/20/2016(b)				20,200	80,801	121,202		212,103
	1/20/2016(c)				10,100	40,401	80,802		146,252
	1/20/2016(c)				10,100	40,400	80,800		146,248
	1/20/2016(d)							107,734	194,999
Hans J. Rasmussen		74,456	142,500	285,000					
	1/20/2016(b)				17,093	68,370	102,555		179,471
	1/20/2016(c)				8,546	34,185	68,370		123,750
	1/20/2016(c)				8,546	34,185	68,370		123,750
	1/20/2016(d)							91,160	165,000

Explanatory Notes:

(a) The applicable range of estimated payouts under the AIP denominated in dollars (threshold, target, and maximum amount).

(b) The number of performance shares to be paid out or vested upon satisfaction of the conditions in question within the applicable range of estimated payouts (threshold at 25%, target at 100%, and maximum amount at 150%) as determined by Coeur's three-year total stockholder return compared to its precious metals mining peer group. Please refer to the discussion in "Compensation Discussion and Analysis — 2016 NEO Performance and Compensation — Long-Term Equity Incentive Awards".

(c) The number of performance shares to be paid out or vested upon satisfaction of the conditions in question within the applicable range of estimated payouts (threshold at 25%, target at 100%, and maximum amount at 200%) as determined by the achievement of specific operational goals over a three-year period. Please refer to the discussion in "Compensation Discussion and Analysis — 2016 NEO Performance and Compensation — Long-Term Equity Incentive Awards".

(d) This column consists of the annual restricted share grants as described above in the "Compensation Discussion and Analysis — 2016 NEO Performance and Compensation — Long-Term Equity Incentive Awards".

(e) Fair Value of stock and options granted on the award date.



Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Mitchell J. Krebs

On July 30, 2014, Coeur and Mitchell J. Krebs entered into an amended and restated employment agreement amending the terms of Mr. Krebs's employment as President and Chief Executive Officer. Mr. Krebs's amended employment agreement calls for a base salary subject to adjustment from time to time, plus annual incentive compensation. Mr. Krebs's employment agreement includes severance and change-in-control provisions, the terms of which are described under "Potential Payments Upon Termination or Change-in-Control — Severance and Change-in-Control Arrangement with Mr. Krebs." The term of Mr. Krebs's employment automatically renewed on June 30, 2016 and runs through June 30,

2017, at which time the term will automatically renew for an additional one-year period, ending June 30, 2018, unless terminated or modified by us by written notice, subject to the terms and conditions of the agreement.

Peter C. Mitchell, Frank L. Hanagarne, Jr., Casey M. Nault and Hans J. Rasmussen

Mssrs. Mitchell, Hanagarne, Nault and Rasmussen do not have employment agreements, and are instead covered by our Executive Severance Policy described under "Termination of Employment/Severance and Change-in-Control Arrangements — Executive Severance Policy."

Outstanding Equity Awards at 2016 Year-End

The following table sets forth information on outstanding option and stock awards held by the NEOs on December 31, 2016, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(b)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(d)
Mitchell J. Krebs	2,051	0	39.90	3/20/2017	450,410	4,094,227	807,468	7,339,884
	2,183	0	48.50	1/10/2018				
	10,275	0	10.00	2/3/2019				
	13,167	0	15.40	3/2/2020				
	11,496	0	27.45	1/3/2021				
	22,631	0	27.66	1/31/2022				
	30,487	0	23.90	1/22/2023				
Peter C. Mitchell					207,882	1,889,647	372,678	3,387,643
Frank L. Hanagarne, Jr.	3,249	0	20.90	10/3/2021	207,477	1,885,966	370,857	3,371,090
	9,854	0	27.66	1/31/2022				
	12,957	0	23.90	1/22/2023				
Casey M. Nault	9,036	0	19.01	5/7/2022	141,193	1,283,444	253,543	2,304,706
	9,171	0	23.90	1/22/2023				
Hans J. Rasmussen	5,598	0	11.88	10/1/2023	119,470	1,085,982	214,536	1,950,132

Explanatory Notes:

(a)   Options that expire March 20, 2017 through October 1, 2023 were fully vested as of December 31, 2016.

(b)   With respect to the number of shares of restricted stock granted and unvested as of December 31, 2016: For Mr. Krebs, a grant of 70,143 restricted shares that vests one-third annually beginning January 17, 2015, a grant of 123,417 restricted shares that vests one-third annually beginning January 20, 2016, and a grant of 344,751 restricted shares that vests one-third annually beginning January 20, 2017. For Mr. Mitchell, a grant of 32,374 restricted shares that vests one-third annually beginning January 17, 2015, a grant of 56,962 restricted shares that vests one-third annually beginning January 20, 2016, and a grant of 159,116 restricted shares that vests one-third annually beginning January 20, 2017. For Mr. Hanagarne, a grant of 31,160 restricted shares that vests one-third annually beginning January 17, 2015, a grant of 56,962 restricted shares that vests one-third annually beginning January 20, 2016, and a grant of 159,116 restricted shares that vests one-third annually beginning January 20, 2017. For Mr. Nault, a grant of 22,212 restricted shares that vests one-third annually beginning January 17, 2015, a grant of 39,082 restricted shares that vests one-third annually beginning January 20, 2016, and a grant of 107,734 restricted shares that vets one-third annually beginning January 20, 2017. For Mr. Rasmussen, a grant of 18,794 restricted shares that vests one-third annually beginning January 17, 2015, a grant of 33,069 restricted shares that vests one-third annually beginning January 20, 2016, and a grant of 91,160 restricted shares that vests one-third annually beginning January 20, 2017.

(c)   The total number of performance shares and performance units which do not vest until the end of the three-year performance period, if at all. Performance shares and performance unit awards that were outstanding as of December 31, 2016 were granted January 17, 2014, October 3, 2014, January 20, 2015, and January 20, 2016.

(d)   The total fair market value at the end of the fiscal year based on the closing market price of Coeur's common stock on the New York Stock Exchange on December 31, 2016 of $9.09.



2016 Option Exercises and Stock Vested

The following table sets forth information regarding each exercise of stock options and vesting of restricted stock and performance shares during 2016 for each of the NEOs on an aggregated basis.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[(a)]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(b)]
Mitchell J. Krebs	—	—	70,796	125,894
Peter C. Mitchell	16,157	51,113	38,427	150,423
Frank L. Hanagarne, Jr.	—	—	32,041	57,003
Casey M. Nault	—	—	43,182	205,344
Hans J. Rasmussen	—	—	18,428	44,276

Explanatory Notes:

(a)   The aggregate dollar value realized upon exercise of options (i.e., the difference between the market price of the underlying shares at exercise and the exercise price) or upon the transfer of an award for value.

(b)   The aggregate dollar value realized upon vesting of stock (i.e., the number of shares times the market price of the underlying shares on the vesting date) or upon the transfer of an award for value.

Pension Benefits and Nonqualified Deferred Compensation

We do not maintain a defined benefit pension program. Effective February 1, 2014, Coeur established the Coeur Mining, Inc. Deferred Compensation Plan ("Deferred Compensation Plan") for highly compensated employees.

The Deferred Compensation Plan allows directors and eligible highly compensated employees the opportunity to defer, on a pre-tax basis, a portion of his or her director fees, base salary, and/or AIP award, as applicable, to a date in the future. Employees can defer 5%-75% of base salary and 5%-75% of AIP award amounts. Directors can defer 5%-75% of director fees. Coeur may also decide to make employer contributions to the account of a participant from time to time. Participants may

designate investment funds in which deferred amounts are invested. The net gain or loss on the assets of any such investment funds is used to determine the amount of earnings or losses to be credited to the participant's account. Each participant must elect the time and form of distribution of deferred amounts (together with any earnings or losses credited to such amounts). Subject to certain limitations in the Deferred Compensation Plan, participants elect the frequency of payments and the number of payments to receive at the time of distribution. Participants are always 100% vested in amounts deferred by the participant. Amounts contributed by Coeur to a participant's account vest based upon a schedule or schedules determined by us and communicated to the participant.

Executive Name	Executive Contributions in Last FY ($)[(a)]	Registrant Contributions in Last FY ($)[(b)]	Aggregate Earnings in Last FY ($)[(c)]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[(d)]
Mitchell J. Krebs	—	204,025	34,590	—	371,674
Peter C. Mitchell	—	22,350	388	—	32,814
Frank L. Hanagarne, Jr.	—	22,575	611	—	47,478
Casey M. Nault	—	13,864	343	—	26,409
Hans J. Rasmussen	—	7,600	145	—	13,543

Explanatory Notes:

(a)   The amount in this column represents fiscal year 2016 deferred salary, which is reported in the Salary column of the Summary Compensation Table.

(b)   The amount in this column is reported in footnote (d) to the All Other Compensation column of the Summary Compensation Table as follows: for 2016, each of Mr. Krebs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen received an additional contribution from the Company into the Deferred Compensation Plan in the amount of $204,025, $22,350, $22,575, $13,864 and $7,600, respectively.

(c)   The amount in this column is not included in the Summary Compensation Table because plan earnings were not preferential or above-market.

(d) The aggregate balances at last fiscal year-end reported in this table include the following amounts that were previously reported as compensation in the Summary Compensation Table of the Company's proxy statements for prior years:

Executive Name	Amounts Previously Reported[1]
Krebs	$122,101
Mitchell	$ 32,302
Hanagarne, Jr.	$ 46,407
Nault	$ 25,799
Rasmussen	$ —

(1) Includes contributions from the Company into the Deferred Compensation Plan of Mr. Krebs, Mr. Mitchell, Mr. Hanagarne and Mr. Nault of $50,604, $20,772, $20,889 and $10,922, respectively, for 2015. These amounts were not previously reported, because the Company calculated and contributed these amounts after the date the Company filed its definitive proxy statement for the 2016 Annual Meeting of Stockholders pursuant to Regulation 14A.

Potential Payments Upon Termination or Change-In-Control

We have severance and change-in-control arrangements with each of the NEOs currently serving as executive officers that provide for certain benefits payable to the executives in the event of certain qualifying terminations not in connection with a change in control or a change in control followed by the termination of the executive's employment within two years for any reason other than for cause, disability, death, normal retirement or early retirement.

Each of the following constitutes a change in control under our change-in-control arrangements:

- any organization, group or person ("Person") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Coeur representing 35% or more of the combined voting power of the then outstanding securities of Coeur;

- during any two-year period, a majority of the members of the Board serving at the effective date of the change-in-control arrangement is replaced by directors who are not nominated and approved by the Board;

- a majority of the members of the Board is represented by, appointed by or affiliated with any Person who the Board has determined is seeking to effect a change in control of Coeur; or

- we are combined with or acquired by another company and the Board determines, either before such event or thereafter, by resolution, that a change in control will occur or has occurred.

The change-in-control arrangements provide that in the event the payment provided would constitute a "parachute payment" under Section 280G of the Internal Revenue Code, the payment will be reduced to the amount that will result in no portion being subject to the excise tax.

Severance and Change-in-Control Arrangement with Mr. Krebs

If Mr. Krebs is terminated by Coeur without cause or Mr. Krebs terminates his employment with Coeur for good reason not in connection with a change in control, Mr. Krebs would be entitled to the benefits described below:

- a lump sum equivalent to the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

- continuation of health care benefits for the employee and his or her dependents for up to one year following the termination.

If a change in control occurs, Mr. Krebs shall be entitled to the benefits described below upon a termination by Coeur without cause or by Mr. Krebs for good reason within the 90 days preceding or two years following the change in control:

■ a lump sum equivalent to two times Mr. Krebs's base salary, target annual incentive plan award and target long-term incentive plan award for the year in which the change in control occurs; and

■ continuation of health care benefits for Mr. Krebs and his dependents for up to two years following the change in control; and

■ accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table.

Severance and Change-in-Control Arrangements with Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen

Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen do not have individual employment agreements or change-in-control agreements but are covered under our Executive Severance Policy.

Under that policy, in the event of a termination by Coeur without cause or by the employee for good reason not in connection with a change in control, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen would be entitled to the benefits described below:

■ a lump sum equivalent to the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

■ continuation of health care benefits for the employee and his or her dependents for up to one year following the termination.

Under the Executive Severance Policy, if a change in control occurs, Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Rasmussen would be entitled to the benefits described below upon a termination by Coeur without cause or by the employee for good reason within the 90 days preceding or two years following the change in control:

■ a lump sum equivalent to 1.5 times the executive's base salary, target annual incentive plan award, and target annual LTIP award for the year in which the change in control occurs; and

■ continuation of health care benefits for the employee and his or her dependents for up to 18 months following the change in control.

■ Accelerated vesting of unvested grants of equity, as more fully described in the footnotes to the following table.

The following table describes the potential payments and benefits under our compensation and benefit plans and arrangements to which the NEOs would be entitled upon certain terminations of employment assuming the triggering event took place after the close of business on December 30, 2016 (i.e., the last business day of 2016) and the price per share of Coeur's common stock is the closing market price of $9.09 as of that date.

Name and Principal Position	Cash Severance Payments ($)[a]	Continuation of Medical/ Welfare Benefits (present value) ($)[b]	Accelerated Vesting of Equity Awards ($)[c]	Total Termination Benefits ($)
Mitchell J. Krebs, President, Chief Executive Officer and Director				
▪ Not for cause — involuntary	2,860,000	18,228	—	2,878,228
▪ Death & Disability	—	—	8,630,349	8,630,349
▪ Not for cause — voluntary under age 65	—	—	—	—
▪ Change in Control, without termination	—	—	—	—
▪ Termination subsequent to a Change in Control (d)	1,674,955	37,379	8,630,349	10,342,683
Peter C. Mitchell, Senior Vice President and Chief Financial Officer				
▪ Not for cause — involuntary	1,420,000	7,742	—	1,427,742
▪ Death & Disability	—	—	3,983,253	3,983,253
▪ Not for cause — voluntary under age 65	—	—	—	—
▪ Change of Control, without termination	—	—	—	—
▪ Termination subsequent to a Change in Control (d)	—	11,818	3,809,740	3,821,558
Frank L. Hanagarne, Jr., Senior Vice President and Chief Operating Officer				
▪ Not for cause — involuntary	1,420,000	15,228	—	1,435,228
▪ Death & Disability	—	—	3,979,563	3,979,563
▪ Not for cause — voluntary under age 65	—	—	—	—
▪ Change in Control, without termination	—	—	—	—
▪ Termination subsequent to a Change in Control (d)	—	23,246	3,822,623	3,845,869
Casey M. Nault, Senior Vice President, General Counsel and Secretary				
▪ Not for cause — involuntary	1,218,750	19,975	—	1,238,725
▪ Death & Disability	—	—	2,706,823	2,706,823
▪ Not for cause — voluntary under age 65	—	—	—	—
▪ Change in Control, without termination	—	—	—	—
▪ Termination subsequent to a Change of Control (d)	133,080	30,491	2,706,823	2,870,394
Hans J. Rasmussen, Senior Vice President, Exploration				
▪ Not for cause — involuntary	855,000	19,975	—	874,975
▪ Death & Disability	—	—	2,290,377	2,290,377
▪ Not for cause — voluntary under age 65	—	—	—	—
▪ Change in Control, without termination	—	—	—	—
▪ Termination subsequent to a Change in Control (d)	—	30,491	2,207,009	2,237,500

Explanatory Notes:

(a) For involuntary termination not for cause and not considered a change in control, cash severance payments consist of base salary, annual incentive opportunity at target, and cash value of long-term incentive opportunity at target, for one year. In the case of a qualifying termination in connection with a change in control, cash severance payments for the CEO consist of a lump sum equivalent to two times the sum of base salary, target annual incentive opportunity and target long-term incentive opportunity; cash severance payments for Mr. Mitchell, Mr. Hanagarne, Mr. Nault and Mr. Hanagarne consist of a lump sum equivalent to 1.5 times the sum of base salary, target annual incentive opportunity, and target long-term incentive opportunity.

(b)   In the event of a qualifying termination not in connection with a change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 12 months. In the event of a change in control and a subsequent qualifying termination of employment within two years following the change in control, NEOs receive continued payment of employee health care benefits or costs of benefits for up to 18 months, except in the case of Mr. Krebs where the benefits would be available for up to 24 months. This column represents the net present value of health plan benefits provided upon termination.

(c)   Represents the value of any unvested stock options, restricted stock or other equity awards that were not vested as of the relevant date and whose vesting was accelerated.

- In the event of death or disability, all options, restricted stock grants, and performance share grants would vest 100%, with the performance shares vesting at target. The NEOs would have 12 months from the date of death or disability to exercise their options, except for non-qualified options granted January 31, 2012 which permit up to three years to exercise in the event of disability.

- In the event of a qualifying termination of employment within 90 days prior to and up to two years following a change in control, the NEOs would have up to 12 months from termination to exercise their options, instead of the usual 3 months. Our equity awards are "double trigger" accelerated vesting upon a change-in-control, meaning stock options and restricted stock will vest 100%, and performance shares will vest pro-rata based on the actual performance achieved up to the date of the change in control, in each case only upon a qualifying termination within 90 days prior to and up to two years after the change in control. For purposes of the above disclosures, the pro-rata achievement of performance targets was estimated using the elapsed time in the performance period occurring prior to the hypothetical change in control, compared to the total length of the performance period.

(d)   The severance payments will be reduced to keep the total payments from exceeding the cap imposed by the golden parachute rules of the IRS. The amounts are shown net of a reduction of $3,762,628 for Mr. Krebs; $285,832 for Mr. Nault; $944,963 for Mr. Hanagarne; $880,615 for Mr. Mitchell; and $1,365,868 for Mr. Rasmussen.

For all of the NEOs, including the CEO, the agreements provide for special circumstances in the event the payment provided would constitute "excess parachute payments" under Section 280G of the Internal Revenue Code. In this case, the payment will be reduced to the amount that will result in no portion being subject to the excise tax. This limits the exposure of Coeur and of the executives to the parachute payment rules. None of the NEOs are provided with any excise tax gross up.

In the event of death or disability, no special benefits are provided other than the payment of any accrued

compensation and benefits under the companywide benefit plans, and the accelerated vesting of equity grants discussed above. None of the NEOs are eligible for retirement. Upon an eligible retirement, the NEOs are entitled to accelerated vesting of equity identical to that occurring in the event of death or disability, except that options are generally exercisable for only three months after retirement, except for non-qualified options granted January 22, 2013 or July 1, 2013 which permit up to three years to exercise after retirement.

DIRECTOR COMPENSATION

For 2016, outside directors received an annual retainer of $180,000, of which half was paid in cash and half was paid in common stock. The Board maintains share ownership guidelines for directors, calling for directors to hold the equivalent of five times their annual base cash retainer in common stock. The Company pays additional retainers to the independent Board Chairman and to each committee Chair. Mr. Krebs does not receive any compensation for his service as a director. Director fees are pro-rated for directors who serve for partial years. We do not pay meeting fees. Director compensation amounts were unchanged from those in 2015.

Board and Committee Retainers for the Year Ended December 31, 2016

Annual Common Stock Retainer	$ 90,000
Annual Cash Retainer	$ 90,000
Independent Chairman Annual Retainer	$150,000
Audit Committee Chair Annual Retainer	$ 15,000
Compensation Committee Chair Annual Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Annual Retainer	$ 10,000
Environmental, Health, Safety and Social Responsibility Committee Chair Annual Retainer	$ 10,000

The following table sets forth information regarding the compensation received by each of the Company's outside directors during the year ended December 31, 2016:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Total ($)[c]
Robert E. Mellor	$312,500	$90,000	$402,500
Linda L. Adamany	$132,500	$90,000	$222,500
Sebastian Edwards	$112,500	$90,000	$202,500
John H. Robinson	$131,250	$90,000	$221,250
Kevin S. Crutchfield	$112,500	$90,000	$202,500
Randolph E. Gress	$112,500	$90,000	$202,500
J. Kenneth Thompson	$125,000	$90,000	$215,000

Explanatory Notes:

(a)   The aggregate dollar amount of all fees paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees. Amounts shown include five quarterly payments due to a shift in timing of payments resulting in the first quarter 2017 retainer being paid in late December 2016.

(b)   The assumptions used to calculate the valuation of the awards are set forth in Note 6 to the Notes to Audited Consolidated Financial Statements in Coeur's Annual Report on Form 10-K for the year ended December 31, 2016. Stock is granted in full shares which may not equal exactly the stock portion of the retainer.

(c)   As of December 31, 2016, none of our outside directors held outstanding unvested or unexercised equity awards as all prior stock options have expired and director stock awards are now fully vested upon grant.

EQUITY COMPENSATION PLANS

The following table sets forth information as of December 31, 2016 regarding the Company's equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights ($)(a)	Weighted-average exercise price of outstanding options, warrants and rights ($)(b)	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] ($)(c)
Equity compensation plans approved by security holders	656,611	10.76	3,303,388
Equity compensation plans not approved by security holders	–	–	–
Total	656,611	10.76	3,303,388

(1) Amounts include 2,372,632 performance shares that cliff vest three years after the date of grant if certain market and performance criteria are met, if the recipient remains an employee of the Company and subject to approval of the Compensation Committee of the Board of Directors. The Compensation Committee of the Board of Directors has discretion to settle performance shares in cash.

PROPOSAL NO. 4:

ADVISORY RESOLUTION ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION

What am I voting on?	We are asking our stockholders to vote on an advisory resolution about how frequently stockholders will be asked, on an advisory basis, to approve the compensation paid to our executive officers in the future.
Vote Required:	Majority of votes cast.
Recommendation:	The Board recommends a vote for 1 YEAR.

Pursuant to Section 14A of the Exchange Act, we are asking stockholders to vote on how often future advisory votes to approve executive compensation of the nature reflected in Proposal No. 3 above (a "say-on-pay" vote) should be included in the Company's proxy materials for future annual stockholder meetings. Under this Proposal No. 4, stockholders may vote to have the say-on-pay vote every year, every two years or every three years.

The Company believes that "say-on-pay" votes should be conducted every year so that stockholders may annually express their views on the Company's executive compensation program. The Compensation Committee, which administers the Company's executive compensation program, values the opinions expressed by stockholders in "say-on-pay" votes and will continue to consider the outcome of these votes in making its decisions on executive compensation.

OTHER MATTERS

Management is not aware of any other matters to be considered at the Annual Meeting. If any other matters properly come before the meeting, the persons named in the enclosed proxy will vote the Proxy in accordance with their discretion.

Related Person Transactions

Our Related Person Transactions Policy includes written policies and procedures for the review, approval or ratification of related person transactions. As more fully explained in this policy, any transaction in which a related person has a material interest, other than transactions involving aggregate amounts less than $120,000, must be approved or ratified by the Nominating and Corporate Governance Committee. The policies apply to all executive officers, directors and their immediate family members. Since the beginning of 2016, there were no related person transactions under the relevant standards.

We take the following steps with regard to related person transactions:

- On an annual basis, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of his or her immediate family, had a direct or indirect material interest.

- Each director and executive officer is expected to promptly notify our legal department of any direct or indirect interest that such person or an immediate family member of such person had, has or may have in a transaction in which we participate.

- Any reported transaction that our legal department determines may qualify as a related person transaction is referred to the Nominating and Corporate Governance Committee.

- The Company monitors its accounts payable, accounts receivable and other databases to identify any other potential related person transactions that may require disclosure.

In determining whether or not to approve or ratify a related person transaction, the Nominating and Corporate Governance Committee may take such action as it may deem necessary or in the best interests of the Company and may take into account the effect of any related person transaction on independence status of a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Coeur's officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership of our equity securities on Form 3 and reports of changes in ownership on Form 4 or Form 5. Persons subject to Section 16 are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on a review of such forms furnished to us and written representations that no other reports were required, we believe that for 2016 all required reports were filed on a timely basis under Section 16(a).

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement contains numerous forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to our gold and silver mining business, including statements regarding development at the Palmarejo complex, expansion at Rochester, development at Kensington, transitioning to a lower-cost, high-quality profitable precious metals producer, reserve and measured and indicated mineralized material estimates, production levels, cash flow levels, growth, margins, mine lives, exploration efforts, capital expenditures, mining rates, costs and risk profile. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plan," "projected," "contemplates," "anticipates" or similar words. Actual results could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include (i) the risk factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, (ii) the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), (iii) changes in the market prices of gold and silver and a sustained lower price environment, (iv) the uncertainties inherent in our production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions and grade variability, (v) any future labor disputes or work stoppages (involving Coeur or any third parties), (vi) the uncertainties inherent in the estimation of gold and silver reserves and measured and indicated mineralized materials, (vii) changes that could result from our future acquisition of new mining properties or businesses, (viii) reliance on third parties to operate certain mines where we own silver production and reserves, (ix) the absence of control over mining operations in which we or any of our subsidiaries holds royalty or streaming interests and risks related to these mining operations (including results of mining and exploration activities, environmental, economic and political risks and changes in mine plans and project parameters); (x) the loss of access to any third-party smelter to which we market gold and silver, (xi) the effects of environmental and other governmental regulations, (xii) the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, and (xiii) our ability to raise additional financing necessary to conduct its business, make payments or refinance its debt. You should not put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Stockholder Proposals for the 2018 Annual Meeting

Proposals of stockholders intended to be presented at the 2018 Annual Meeting must be received by our Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois, no later than the close of business on November 29, 2017 in order for them to be considered for inclusion in the Proxy Statement for the 2018 Annual Meeting of Stockholders. A stockholder desiring to submit a proposal, including a director nomination, to be voted on at next year's Annual Meeting, but not desiring to have such proposal included in next year's proxy statement relating to that meeting, must deliver notice of such proposal, including the information specified in the Bylaws, to us no earlier than the close of business on January 9, 2018 and no later than the close of business on February 8, 2018. If the 2018 Annual Meeting is more than 30 days before or more than 70 days after the anniversary date of the 2017 Annual Meeting, such notice must be delivered to us no earlier than the close of business on the 120th day prior to the meeting and no later than the close of business on the later of the 90th day prior to the meeting or the 10th day following the date on which public announcement of such meeting is first made. For these purposes, "close of business" shall mean 6:00 p.m. local time at the principal executive offices of the Company on any calendar day, whether or not the day is a business day. Failure to comply with these advance notice requirements will permit management to use its discretionary voting authority if and when the proposal is raised at the Annual Meeting without having had a discussion of the proposal in the proxy statement.



This proxy statement is accompanied by our 2016 Annual Report to Stockholders, which includes financial statements for the year ended December 31, 2016. The Annual Report is not to be regarded as part of the proxy solicitation materials.

Any stockholder who would like a copy of our 2016 Annual Report on Form 10-K, including the related financial statements and financial statement schedules, may obtain one, without charge, by addressing a request to the attention of the Corporate Secretary, Coeur Mining, Inc., 104 South Michigan Avenue, Suite 900, Chicago, Illinois. Our copying costs will be charged if copies of exhibits to the Form 10-K are requested. You may also obtain a copy of the Form 10-K, including exhibits, from our website, *www.coeur.com*, by clicking on "Investor Relations."

By order of the Board of Directors,

Casey M. Nault
Senior Vice President,
General Counsel and Secretary

Chicago, IL
March 29, 2017

APPENDIX A

CERTAIN ADDITIONAL INFORMATION

Reconciliation of Non-U.S. GAAP Information

Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles ("GAAP"). These measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

Costs Applicable to Sales and All-in Sustaining Costs

Management uses *Costs applicable to sales* ("CAS") and *All-in sustaining costs* ("AISC") (as defined by the World Gold Council) to evaluate the Company's current operating performance and life of mine performance from discovery through reclamation. We believe these measures assist analysts, investors and other stakeholders in understanding the costs associated with producing gold and silver and assessing our operating performance and ability to generate free cash flow from operations. These measures may not be indicative of operating profit or cash flow from operations as determined under GAAP. Management believes converting the benefit from selling gold into silver equivalent ounces best allows management, analysts, investors and other stakeholders to evaluate the operating performance of the Company. Other companies may calculate CAS and AISC differently as a result of reflecting the benefit from selling non-silver metals as a by-product credit rather than converting to silver equivalent ounces, differences in the determination of sustaining capital expenditures, and differences in underlying accounting principles and accounting frameworks such as in International Financial Reporting Standards.

EBITDA and Adjusted EBITDA

We use *EBITDA* to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company believes the use of *EBITDA* reflects the underlying operating performance of our core mining business and allows investors and analysts to compare results of the Company to similar results of other mining companies. *Adjusted EBITDA* is a measure used in the Company's Senior Notes indenture to determine our ability to make certain payments and incur additional indebtedness. *EBITDA* and *Adjusted EBITDA* do not represent, and should not be considered an alternative to, *Net income (Loss)* or *Cash Flow from Operations* as determined under GAAP. Other companies may calculate *Adjusted EBITDA* differently and those calculations may not be comparable to our presentation. *Adjusted EBITDA* is reconciled to *Net income (loss)* in the table below.

Average Spot Prices

	2016	2014
Average Silver Spot Price Per Ounce	$17.14	$19.08
Average Gold Spot Price Per Ounce	$1,251	$1,266
Average Silver to Gold Spot Equivalence	73:1	66:1

Reconciliation of All-in Sustaining Costs per Silver Equivalent Ounce for Year Ended December 31, 2016

In thousands except per ounce amounts	Silver					Gold			Total
	Palmarejo	Rochester	San Bartolomé	Endeavor	Total	Kensington	Wharf	Total	
Costs applicable to sales, including amortization (U.S. GAAP)	$ 117,419	$ 111,564	$ 80,799	$ 2,363	$ 312,145	$131,518	$ 87,000	$218,518	$ 530,663
Amortization	36,599	21,838	6,633	644	65,714	34,787	20,621	55,408	121,122
Costs applicable to sales	$ 80,820	$ 89,726	$ 74,166	$ 1,719	$ 246,431	$ 96,731	$ 66,379	$163,110	$ 409,541
Silver equivalent ounces sold	7,538,311	7,542,740	5,411,057	262,078	20,754,186				34,632,666
Gold equivalent ounces sold						121,688	109,620	231,308	
Costs applicable to sales per ounce	$ 10.72	$ 11.90	$ 13.71	$ 6.56	$ 11.87	$ 795	$ 606	$ 705	$ 11.83
Inventory adjustments	(0.17)	(0.04)	(0.25)	—	(0.14)	(5)	(31)	(17)	(0.20)
Adjusted costs applicable to sales per ounce	$ 10.55	$ 11.86	$ 13.46	$ 6.56	$ 11.73	$ 790	$ 575	$ 688	$ 11.63
Costs applicable to sales per average spot ounce	$ 9.73	$ 10.97			$ 11.12				$ 10.50
Inventory adjustments	(0.16)	(0.04)			(0.13)				(0.18)
Adjusted costs applicable to sales per average spot ounce	$ 9.57	$ 10.93			$ 10.99				$ 10.32
Costs applicable to sales									$ 409,541
Treatment and refining costs									4,307
Sustaining capital[(1)]									77,841
General and administrative									29,376
Exploration									12,930
Reclamation									15,504
Project/pre-development costs									7,481
All-in sustaining costs									$ 556,980
Silver equivalent ounces sold									20,754,186
Kensington and Wharf silver equivalent ounces sold									13,878,480
Consolidated silver equivalent ounces sold									34,632,666
All-in sustaining costs per silver equivalent ounce									$ 16.08
Inventory adjustments									$ (0.20)
Adjusted all-in sustaining costs per silver equivalent ounce									$ 15.88
All-in sustaining costs per average spot silver equivalent ounce									$ 14.27
Inventory adjustments									$ (0.18)
Adjusted all-in sustaining costs per average spot silver equivalent ounce									$ 14.09

Reconciliation of All-in Sustaining Costs per Silver Equivalent Ounce for Year Ended December 31, 2014

$ thousands except per ounce amounts	Silver					Gold	
	Palmarejo	Rochester	San Bartolomé	Endeavor	Total	Kensington	Total
Costs applicable to sales, including amortization (U.S. GAAP)	$ 256,707	$ 112,252	$ 109,082	$ 8,514	$ 486,555	$148,961	$ 635,516
Amortization	69,431	20,790	19,423	4,308	113,952	43,619	157,571
Costs applicable to sales	$ 187,276	$ 91,462	$ 89,659	$ 4,206	$ 372,603	$105,342	$ 477,945
Silver equivalent ounces sold	12,161,719	6,309,912	6,275,769	586,242	25,333,642		31,982,962
Gold equivalent ounces sold						110,822	
Costs applicable to sales per ounce	$ 15.40	$ 14.49	$ 14.29	$ 7.17	$ 14.71	$ 951	$ 14.94
Inventory adjustments	(0.96)	(0.18)	(0.28)	—	(0.58)	(11)	(0.49)
Adjusted costs applicable to sales per ounce	$ 14.43	$ 14.31	$ 14.01	$ 7.17	$ 14.13	$ 940	$ 14.45
Costs applicable to sales per average spot ounce	$ 14.69	$ 13.94			$ 14.24		$ 14.26
Inventory adjustments	(0.92)	(0.17)			(0.56)		(0.47)
Adjusted costs applicable to sales per average spot ounce	$ 13.77	$ 13.77			$ 13.68		$ 13.79
Costs applicable to sales							$ 477,945
Treatment and refining costs							4,943
Sustaining capital							61,199
General and administrative							40,845
Exploration							21,740
Reclamation							7,468
Project/pre-development costs							16,588
All-in sustaining costs							$ 630,728
Silver equivalent ounces sold							25,333,642
Kensington silver equivalent ounces sold							6,649,320
Consolidated silver equivalent ounces sold							31,982,962
All-in sustaining costs per silver equivalent ounce							$ 19.72
Inventory adjustments							(0.49)
Adjusted all-in sustaining costs per silver equivalent ounce							$ 19.23
All-in sustaining costs per average spot silver equivalent ounce							$ 18.81
Inventory adjustments							(0.47)
Adjusted all-in sustaining costs per average spot silver equivalent ounce							$ 18.34



Consolidated Debt Reconciliation

(Dollars in thousands)	2016	2015	LTM 3Q 2015
Cash and cash equivalents	$162,182	$200,714	$205,708
Total debt	210,896	490,410	545,986
Net debt	48,714	289,696	340,278
LTM adjusted EBITDA	215,160	127,851	99,713
Total debt / LTM adjusted EBITDA	1.0x	3.8x	5.5x
Net debt / LTM adjusted EBITDA	0.2x	2.3x	3.4x

Adjusted EBITDA Reconciliation

(Dollars in thousands)	2016	2015	LTM 3Q 2015
Net income (loss)	$ 55,352	$(367,183)	$(1,174,213)
Interest expense, net of capitalized interest	36,920	45,703	44,511
Income tax provision (benefit)	(54,239)	(26,263)	(418,055)
Amortization	123,161	143,751	146,162
EBITDA	161,194	(203,992)	(1,401,595)
Fair value adjustments, net	11,581	(5,202)	(10,885)
Impairment of equity securities	703	2,346	4,008
Foreign exchange loss	10,720	15,769	10,934
(Gain) loss on sale of assets	(11,334)	352	533
(Gain) loss on debt extinguishment	21,365	(15,916)	(155)
Corporate reorganization costs	—	647	514
Transaction-related costs	1,199	2,112	2,013
Asset retirement obligation accretion	8,369	8,191	7,288
Inventory adjustments and write-downs	6,917	10,207	14,337
Write-downs	4,446	313,337	1,472,721
Adjusted EBITDA	$215,160	$ 127,851	$ 99,713

Wharf Free Cash Flow Reconciliation

(Dollars in millions)	2016
Cash flow from operating activities	$62.4
Capital expenditures	(4.8)
Free cash flow	$57.6

APPENDIX A – CERTAIN ADDITIONAL INFORMATION

Reserves, Resources and Mineralized Material

Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements, however, are governed by Securities and Exchange Commission ("SEC") Industry Guide 7 ("Guide 7"). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI 43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources, and therefore it cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

In this Proxy Statement (this "Proxy Statement") and in our other filings with the SEC, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this Proxy Statement, we use the term "mineralized material" to describe mineralization in mineral deposits that do not constitute "reserves" under U.S. standards. "Mineralized material" is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report "mineralized material" in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.



**104 South Michigan Avenue
Suite 900
Chicago, Illinois 60603**




**COEUR MINING
INVESTOR RELATIONS**

www.coeur.com









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COEUR MINING®

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Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

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A Company Proposals — The Board of Directors recommends a vote FOR each of the nominees listed in Proposal 1, FOR Proposals 2 and 3, and "1 Year" with respect to Proposal 4.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Linda L. Adamany	☐	☐	☐	02 - Kevin S. Crutchfield	☐	☐	☐	03 - Sebastian Edwards	☐	☐	☐
04 - Randolph E. Gress	☐	☐	☐	05 - Mitchell J. Krebs	☐	☐	☐	06 - Robert E. Mellor	☐	☐	☐
07 - John H. Robinson	☐	☐	☐	08 - J. Kenneth Thompson	☐	☐	☐				

	For	Against	Abstain
2. Ratification of the appointment of Grant Thornton LLP as the Company's independent registered public accounting firm for 2017.	☐	☐	☐
3. Advisory resolution to approve executive compensation.	☐	☐	☐

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Revocable Proxy — Coeur Mining, Inc.

Annual Stockholders' Meeting – May 9, 2017

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned hereby appoints Mitchell J. Krebs or, in his absence, Casey M. Nault, as proxy with full power of substitution, and authorizes him to represent and vote, as provided on the other side, all the shares of Coeur Mining, Inc. Common Stock which the undersigned is entitled to vote, and, in his discretion, to vote upon such other business as may properly come before the Annual Stockholders' Meeting of the Company to be held at 104 South Michigan Avenue, 2nd Floor Auditorium, Chicago, Illinois, 60603 on Tuesday, May 9, 2017 at 9:30 a.m., Central Daylight Time or at any adjournment or postponement thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Stockholders' Meeting by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable to serve or for good cause will not serve), with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DESIGNATED ON THE REVERSE SIDE AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL STOCKHOLDERS' MEETING. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS APPEARING ON THE PROXY, PROXIES WILL BE VOTED FOR EACH OF THE DIRECTOR NOMINEES LISTED IN PROPOSAL (1), FOR PROPOSALS (2) AND (3), FOR 1 YEAR WITH RESPECT TO PROPOSAL (4), AND IN THE DISCRETION OF THE PROXIES, UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL STOCKHOLDERS' MEETING.

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